Exhibit 99.1

ioneer Limited

ABN 76 098 564 606

Annual Report - for the six months ended 31 December 2025

ioneer Limited
Contents
31 December 2025
Executive Chair’s Letter	2
Six Months in Review	3
Directors’ report	5
Auditor’s independence declaration	16
Remuneration report	17
Statement of profit or loss and other comprehensive income	46
Statement of financial position	47
Statement of changes in equity	48
Statement of cash flows	49
Notes to the financial statements	50
Consolidated entity disclosure statement	76
Directors’ declaration	77
Independent auditor’s report to the members of ioneer Limited	78
Mineral resource and ore reserves	80
Glossary and abbreviations	83
Schedule of tenements	84
Shareholder information	85
Corporate directory	87

ioneer Limited
Executive Chair’s Letter
31 December 2025
Dear shareholders,

On behalf of the Board of Directors, I am pleased to provide this report on Ioneer’s accomplishments in the six-month period from July 1, 2025 to December 31, 2025, the transition period resulting from our decision to change our financial year-end to a calendar year-end.

Our achievements during this reporting period demonstrate Ioneer’s continued focus on advancing the strategic partnering process and progressing Rhyolite Ridge towards making a Final Investment Decision (FID).

The strategic partnering process to identify a strong equity partner(s) for Rhyolite Ridge is advancing. We are in active discussions with numerous parties. We currently anticipate concluding the strategic partnering process in the first half of 2026.

Our work has benefited from two significant announcements by the U.S. government in late 2025. The U.S. Department of Interior added boron to the updated Final 2025 List of Critical Minerals and the U.S. Military announced plans to develop domestic small-scale refineries to produce critical minerals using boron. In addition, President Trump issued a proclamation in January 2026 detailing the importance of processed critical minerals and their derivative products to national security, national defense and critical domestic infrastructure.

We are encouraged by the trends we see in government support for critical minerals and believe that as the only permitted, shovel ready lithium-boron project in the U.S., Rhyolite Ridge is uniquely positioned to contribute to onshoring U.S. critical mineral production and create U.S. jobs.

We continue to advance project-related work following the closing of a $996 million loan from the U.S. Department of Energy’s Office of Energy Dominance Financing in January 2025.

Our technical resources remained focused on increasing lithium yield and optimizing reagent efficiency to drive improvements to the project economics. After concluding test work to support reducing the total leach duration from 3 days to 2 days earlier in the year, in October 2025, we announced that further test work supported a reduction to 1.5 days, all while consuming the same quantity of acid.

The test work resulted in a material increase in net lithium and boron chemical production due to additional ore being processed. The impact on project economics is substantial. When comparing the 3-day to the 1.5-day leach duration, there is a 64% increase in unlevered NPV to $2.23 billion, and a 350 basis point increase in unlevered IRR to 18.0%, with a modest $15 million increase in initial capital costs. We will be issuing an updated SEC S-K 1300 Technical Report Summary that incorporates the impact of the 1.5-day leach residence improvements in the first half of 2026.

In February 2026, we completed a successful equity placement for gross proceeds of A$72 million (approximately US$50.4 million). Ioneer issued 400 million ordinary shares at an issue price of A$0.18 (~US$0.13) per share. High calibre new and existing shareholders supported the placement, reflecting the world class nature of Rhyolite Ridge.

Thank you for your continued support in our work. It is an honour to work alongside Bernard Rowe and his team. Ioneer is poised to take a transformational step in 2026 to realize the full economic potential of Rhyolite Ridge and we look forward to sharing our continued progress.

James D. Calaway

Executive Chair

ioneer Limited
Six Months in Review
31 December 2025
Robust Project Economics

In September 2025, Ioneer announced a material improvement to project economics resulting from reducing vat leach retention time from three (3) days to two (2) days, enabling a reduction in acid consumption per tonne of ore processed and a subsequent increase in ore processed.

In October 2025, we further reduced vat leach retention time to one and a half (1.5) days provided for further reduction in acid consumption and an additional increase in the amount of ore processed. These improvements were achieved with minimal increase in initial capital costs and no change to plant design.

The updated findings further solidify Rhyolite Ridge, on a lithium carbonate equivalent basis, in the lowest cost quartile for lithium production globally, with an estimated all-in sustaining cash cost to produce battery grade lithium hydroxide of US$4,628 per tonne net of expected boric acid revenue in the first 25 years of mine life. The improvements also had a significant positive impact on the Project’s unlevered Net Present Value and Internal Rate of Return.

Ioneer engaged the independent services of Independent Mining Consultants, Inc., to compile and complete the updated “South Basin Mineral Resource Estimate” incorporating the reduced retention time in the vat leach from three days to two days to one and a half days. The impact to the Mineral Resources is a 1.7% increase in tonnage above cutoff (due to lower processing cost) with a 3.2% reduction in recovered boric acid and a 1.7% reduction in recovered lithium carbonate (lower recoveries due to shorter leach time).

The current 77-year mine plan is made up entirely of Reserve material (100%), and of that, approximately 35% is Proved Ore Reserve.  The resource flexibility allows for a potential extension to the life of the mine or expansion opportunities. Ioneer is in the process of developing our updated technical report as required under Subpart 1300 of the U.S. Securities and Exchange Regulation S-K to incorporate the reduced leach duration to one and a half days. We expect the report expected to be filed in the first half of 2026.

Strategic Partnering Process

The strategic partnering process that Ioneer launched in 2025 to identify a strong equity partner is ongoing and the Company is in active discussions with a number of parties. This process benefitted from recent policy developments and government actions supporting domestic critical minerals production.

In November 2025, the U.S. Department of Interior added boron to its Final 2025 List of Critical Minerals. There were also announcements by the U.S. government and President Trump affirming plans to secure domestic production of critical minerals vital to national security and infrastructure. Rhyolite Ridge’s status as the only permitted, shovel-ready lithium-boron project in the U.S. positions us well moving forward. Ioneer will continue to explore the impact of these developments as part of the strategic partnering process.

Funding

In January 2026, Ioneer announced an institutional placement for gross proceeds of approximately US$50 million (A$72 million) at approximately US$0.13 (A$0.18 per share). This funding supplements the US$996 million loan from the U.S. Department of Energy’s Office of Energy Dominance Financing (“DOE Loan”) to fund the development of a processing facility at the Project. The placement demonstrated clear market confidence in Ioneer and provided strategic funding to continue to advance Rhyolite Ridge towards a positive Final Investment Decision (“FID”).

Conditions precedent to first advance of funds under the DOE Loan includes, among other requirements, closing a strategic partnering agreement for the equity component of the cost of construction, securing additional required funding, and updating the project finance model. We look forward to sharing progress in 2026.

EcoPro Lithium Clay Project

In 2023, Ioneer and EcoPro Innovation, a global leader in battery grade high purity lithium hydroxide conversion, signed a Research and Development (“R&D”) Memorandum of Understanding (“MOU”) to fund and build a commercial-scale refining plant to develop lithium clay.

As of early 2026, the EcoPro Lithium Clay Research & Development project team completed development of the commercially feasible process flow sheet, an important milestone in completion of the MOU. EcoPro Innovation and Ioneer will evaluate the business feasibility and determine the timing for advancing to the next steps in the next six months.

ioneer Limited
Six Months in Review
31 December 2025
Engineering

Ioneer has advanced the Lithium Hydroxide Plant to facilitate earlier conversion of the battery grade lithium carbonate into battery grade lithium hydroxide monohydrate, from a planned start in year 4 of operations to year 3. An update of the 2021 scoping study Class IV estimate was completed by Atkins Realis to improve estimation accuracy, including project sustaining capital cost. The production advantages of an onsite lithium hydroxide circuit will result in lower capital cost per tonne of lithium and a substantially lower net operating cost to convert lithium carbonate to lithium hydroxide relative to industry averages.

Also, during the period, Turner and Townsend performed an independent evaluation of the Rhyolite Ridge cost estimate, schedule and risk profile. The independent review team, composed of professionals with specialized expertise in capital cost estimating, project scheduling and risk management, confirmed the quality of the cost estimate and project schedule and risk management framework. It provided an objective view of the Project and the findings further enhanced confidence in Ioneer’s planning and execution strategy.

Permitting

Ioneer holds all significant Federal and State authorizations required for construction of Rhyolite Ridge. In October 2024, the Center for Biological Diversity filed a federal lawsuit against the U.S. Bureau of Land Management’s 24 October 2024 decision to issue a favourable Record of Decision to Ioneer, authorizing the Plan of Operations and completing the National Environmental Policy process.

In November 2024, Ioneer filed a motion to intervene and join the federal government in its defence, which the court allowed in January 2025. Briefing on the merits of the case was completed in December 2025.

The parties have filed the last of their merits briefing and the case is ready for review by the court. The court may choose to hear oral arguments before issuing a decision on the case.

Environmental, Health, Safety & Sustainability

Ioneer is committed to sustainability principles and as we grow, seeking to imbed them as fundamental elements in our organisational DNA.

We completed significant enhancements at our greenhouse dedicated to Tiehm’s buckwheat to maximize available space for plant growth and seed production as well as improve workflow. These upgrades included construction of a dedicated office and a specialized seed germination area. The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types including soils that are low in both lithium and boron.

We look forward to sharing future updates on our new reporting cycle.

Bernard Rowe

CEO and Managing Director

ioneer Limited
Directors’ report
31 December 2025
The directors present their report, together with the consolidated financial statements of Ioneer Ltd (‘Ioneer’ or the ‘Company’ and its subsidiaries (collectively the ‘Group’) for the six months ended 31 December 2025 and the Auditor’s report thereon.

Effective from 1 July 2025, the financial year-end date changed to 31 December 2025 to align the accounting period balance dates of all subsidiaries. The financial report is presented for the 6 months period from 1 July 2025 to 31 December 2025 with the comparative reporting for the year ended 30 June 2025. Hence, the amounts presented in the financial statements are not entirely comparable.

Principal activities
The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (Project) in Nevada, United States of America.

Operating and financial review
The loss for the Group after providing for income tax for the six month period ended 31 December 2025 amounted to $4,070,000 (year ended 30 June 2025: $9,554,000).

The operating and financial review forms part of the Directors’ Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group. To assist users, financial information included in this review contains non-IFRS financial information.

Summary of financial performance and position

	6 months ended 31 Dec 25	12 months ended 30 Jun 25	Change	Change
	$'000	$'000	$'000%

Operating cash flows	(3,069)	(6,805)	3,736	(55%)
Investing cash flows	(6,329)	(13,830)	7,501	(54%)
Financing cash flows	1,982	10,202	(8,220)	(81%)

Total change in cash used in the financial period	(7,416)	(10,433)	3,017

	6 months ended 31 Dec 25	12 months ended 30 Jun 25	Change	Change
	$'000	$'000	$'000%

Net cash	17,863	25,059	(7,196)	(29%)
Capitalised exploration	5,850	15,300	(9,450)	(62%)
Net assets	230,219	230,298	(79)	-
Net loss after tax	(4,070)	(9,554)	5,484	(57%)

	31 Dec 25	30 June 25	Change	Change
Summary of mineral resources and ore reserves	mt	mt	mt	%

Mineral Resource:
Measured	158	152	6	4%
Indicated	282	261	21	8%
Inferred	108	97	11	11%

Total Mineral Resource	548	510	38

Proved	92	86	6	7%
Probable	174	161	13	8%

Total Ore Reserve	266	247	19

(1)	For further detail on Mineral Resource and Ore Reserve, refer to page 80.

ioneer Limited
Directors' report
31 December 2025
Highlights for the six months ended 31 December 2025

Project Economics

Completed studies to reduce total leach duration from 3 days (DFS) to 2 days (in September 2025) and 1.5 days (in October 2025), respectively. The impact on project economics of transitioning from the 3 days to 1.5 days leach during is a 64% increase in unlevered NPV to $2.23 billion and a 350 basis point increase in unlevered IRR to 18%.

Strategic Partnering

We continued to advance the Strategic Partnering process that we currently anticipate concluding in the first half of 2026. U.S. government announcements indicating support for domestic critical minerals supply and processing, including the addition of boron by the U.S. Department of Interior to the updated the Final 2025 List of Critical Minerals demonstrate trends that are positive for Rhyolite Ridge as the only permitted, shovel-ready lithium-boron project in the U.S.

Engineering

70% detailed engineering design complete - on target to be construction ready at FID.

Sustainability

We upgraded our dedicated greenhouse focused on the germination and propagation of new Tiehm’s buckwheat seedlings, continuing to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types including soils that are low in both lithium and boron content.

Business strategy

Our Purpose - we exist to enable a sustainable world for all.

Our Mission - responsibly and profitably provide the materials necessary for realising a sustainable planet.

Our Vision - we see a world in which our global population, our environment and all future generations are thriving.

Our Values - we are imaginative, caring, committed and responsible.

Ioneer's business strategy is focused on developing the 100%-owned Rhyolite Ridge Lithium-Boron Project in Nevada, USA. We believe in an electrified future and the strategic imperative for the USA to develop a domestic battery materials supply chain. We actively promote the development of this battery materials supply chain and look to be a leader in this space.

Opportunities
The focus of the Company is developing Rhyolite Ridge. After successfully delivering this Project, Ioneer will pursue other growth initiatives from its existing portfolio (the current estimated resource is open to the north, south and east and does not include the north basin tenements) as well as new opportunities which are value accretive and where balance sheet capacity exists to support future development.

ioneer Limited
Directors' report
31 December 2025
Material business risks
The following material business risks have been identified as key issues that have the potential to impact the Company's performance:

●	Health, safety and environmental risks are of critical importance in ensuring we safely and responsibly build and operate a sustainable business.
●
Global economic conditions - Economic conditions, both domestic and global, may affect the performance of the Company and the Project. Adverse changes in macroeconomic conditions, including global and country‐specific growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations, general consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the control of the Company and its Directors, may result in material adverse impacts on the Company’s businesses and its operational and financial performance.

●
Execution of the Project - As the Company progresses the development of its Rhyolite Ridge Project, there are risks and uncertainties involved which could result in the Company not delivering on its anticipated timing for future milestones, including those for permitting, taking a Final Investment Decision and for construction. Upon construction commencing, the Company and the Project will be subject to risks associated with construction of Stage 1 of the Project until such time as practical completion of construction and first production is achieved.

●
Funding risk - The Company's continued ability to operate the Project and effectively implement its business plan over time will depend in part on its ability to raise funds for operations and growth activities. As announced on 20 January 2025, the Company has closed a US$996 million loan from the U.S. Department of Energy Loan Programs Office ("DOE LPO") via the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Project. To the extent that the conditions precedent under the DOE LPO Loan are unable to be satisfied or waived, such funding will become unavailable to the Company and would require the Company to find alternative funding sources. There can be no guarantee that the Company will be able to raise sufficient funding on acceptable terms, or at all, to fund the Project. Funding terms may also place restrictions on the manner in which the Company conducts its business and impose limitations on the Company’s ability to execute on its business plan and growth strategies. An inability to obtain finance on acceptable terms, or at all, may cause, among other things, substantial delays in, or prevent, the funding of the Project to Final Investment Decision, and in turn the development or operation of the Project.

●
Partner risk - Construction at the Project will begin following a successful Final Investment Decision ("FID"), which is subject to the Company's ability to secure an equity partner to help see the Project into production via the strategic partnership process recommenced in Q2 of 2025 ("Strategic Partnership Process"). There can be no assurance that the Strategic Partnering Process will be successful, nor any certainty that the Company will make the FID to commence construction.

●
Offtake risk, including volume and price risks associated with the sale of technical grade lithium carbonate and boric acid, counterparty risk and contract terms. Pricing of lithium is likely to be largely subject to the rate of uptake in electric vehicles. The Company has entered into binding offtake agreements and distribution and sales agreements for the supply of boric acid from the Project. There is a risk that the parties to the agreements may not perform their respective obligations or may breach the agreements. The offtake agreements include conditions precedent that include the timing of the Final Investment Decision and first production. There can be no guarantee that the Company will be able to renegotiate these conditions precedent on acceptable terms should there be delays in the Project.

●
Litigation risk - The Company and the Project may be involved in litigation and disputes from time to time with its contractors, sub-contractors, contractual counterparties and other parties. Litigation and disputes can be costly, including amounts payable in respect of judgments and settlements made against, or agreed to by, the Company or Project entities. They can also take up significant time and attention from management and the Board and have an impact on the Company's activities. Accordingly, the Company’s involvement in litigation and disputes could have an adverse impact on its financial position and performance.

●
Reserves and Resources risk - No assurance can be given that the estimated Ore Reserve and Mineral Resources are accurate or that the indicated level of lithium refined materials, carbonate, boric acid or any other mineral products will be achieved. Such estimates are largely based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralisation or geological conditions may be different from those predicted. No assurance can be given that any or all of the Company’s Mineral Resources constitute or will be converted into Ore Reserve. Actual Ore Reserve and Mineral Resources may differ from those estimated, which could have a positive or negative effect on the Company's financial performance.

ioneer Limited
Directors' report
31 December 2025
●
Sovereign risk - relating to the fiscal, tax and regulatory environment in jurisdictions that Ioneer does business. The Company’s and the Project's operations could be adversely affected by government actions in the U.S. or other countries or jurisdictions in which it has operational exposures or investment or exploration interests. This includes increasing regulations and costs associated with climate change and management of carbon emissions, and potential delays as a result of any change in federal administration in the coming U.S. federal elections.

●	Social licence to operate - Maintaining the Company's social licence to operate by proactively engaging with communities, regulators and other key stakeholders.
●
Cyber security - Ensuring our cyber security through the integrity, availability and confidentiality of data within our information and technology systems from either intentional or unintentional disruption ('cyber attack').

●
Climate change - Managing exposures of physical climate change such as increased frequency of extreme weather events including severe weather storms, floods, drought and wildfires which could damage Ioneer's future production infrastructure and operations.

Directors' qualifications and experience
The following persons were directors of Ioneer Ltd during the whole of the financial period and up to the date of this report. Their qualifications and experience are:

Name:	James D Calaway
Title:	Executive Chair
Qualifications:	BA (Econ), MA (PP&E)
Experience and expertise:
James has considerable experience and success in building young companies into successful commercial enterprises. He was the non-executive chairman Orocobre Ltd for 8 years until his retirement in July 2016, helping lead the company from its earliest development to becoming a significant producer of lithium carbonate and a member of the ASX 300.

James was appointed a director in April 2017 and has served as Chair since 2017. He was appointed executive chair in July 2020.

Other current directorships:	James is currently chairman of Distributed Power Partners (appointed 2014), a US international distributed power development company which is a leader of clustered distributed solar power development.
Former directorships (last 3 years):	He has also been a chair of several other U.S. corporate boards including the Centre for Houston's Future, and the Houston Independent School District Foundation.
Special responsibilities:	Member of the EHSS Committee

Name:	Bernard Rowe
Title:	Managing Director & CEO
Qualifications:	BAppSc (Geology) (Hons)
Experience and expertise:
Bernard is a geologist, manager and company director with more than 30 years’ international experience in mineral exploration and mine development. His diverse industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America.

Bernard was appointed managing director in August 2007. He led the Company's listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru.

In early 2016, Bernard visited a little-known lithium-boron deposit in southern Nevada - later to be renamed Rhyolite Ridge. He realised the potential opportunity and quickly secured the Project.

Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada.

Other current directorships:	G50 Corporation (ASX: G50) (2021 - current)
Special responsibilities:	Member of the Project Execution Committee

ioneer Limited
Directors' report
31 December 2025
Name:	Alan Davies
Title:	Independent Non-executive Director
Qualifications:	B.Bus (Accounting), LLB, LLM
Experience and expertise:
Alan has 20 years of experience in running and leading mining businesses, most recently as chief executive, Energy & Minerals with Rio Tinto. Former roles include chief executive, Diamonds & Minerals and chief financial officer of Rio Tinto Iron Ore. Alan has held management positions in Australia, London and the US, and has run and managed operations in Africa, Asia, Australia, Europe and North and South America. He is also a former director of Rolls Royce Holdings plc. This experience includes industrial minerals and more specifically borates, where he led the Rio Tinto Borax business and the Jadar lithium-boron deposit in Serbia.

Alan joined the board as a non-executive director in May 2017.

Other current directorships:
He is currently the chief executive officer of Moxico Resources plc, a Zambian copper and zinc explorer and developer (appointed March 2017). He is also Chairman of Trigem DMCC, a vertically integrated diamond and colour stone service provider (appointed March 2018).

Special responsibilities:	Chair of the Nomination & Remuneration Committee Member of the Audit & Risk Committee (resigned 25 February 2026) Member of the Project Execution Committee

Name:	Rose McKinney-James
Title:	Independent Non-executive Director
Qualifications:	Juris Doctorate Law, BA Liberal Arts, NACD Fellow, NACD Director 100
Experience and expertise:
Rose is an experienced public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non-profit volunteerism. She also served as Nevada’s first Director of the Department of Business and Industry.

Rose joined the board as a non-executive director in February 2021.

Rose is a Nevada-based expert in environmental business and technology policy, renewable and clean energy advocacy, and sustainable development. She directed the Department of Business and Industry, Nevada's largest state agency and was recognised for services to the Nevada business community. As the former CEO of CSTRR, solar and renewable energy company, she is credited with authoring the strategy to fast track the integration of renewable resource into utility energy portfolios. Rose is also the former Commissioner, Nevada Public Service Commission.

Other current directorships:
Rose currently serves as a non-executive director of MGM Resorts International  (NYSE: MGM) (appointed 2005), Toyota Financial Savings Bank (appointed 2006), Pacific Premier Bancorp Inc (NASDAQ: PPBI) (appointed March 2022), Clean Energy for America (appointed 2021), and the Las Vegas Stadium Authority (appointed 2024).

Special responsibilities:	Chair of the EHSS Committee Member of the Nomination & Remuneration Committee

ioneer Limited
Directors' report
31 December 2025
Name:	Margaret R Walker
Title:	Independent Non-executive Director
Qualifications:	B.S. Chem Engineering, NACD Certified Director/Fellow
Experience and expertise:
Margaret is a chemical engineer with significant experience working across the chemical, engineering and construction sectors. She brings over 40 years’ experience and leadership in large-scale chemical engineering, project management and organisational development gained through a career as a chemical engineer with The Dow Chemical Company. She has deep experience in constructing and successfully bringing into production complex projects.

Margaret joined the board as a non-executive director in February 2021.

Margaret holds a Bachelor of Science in Chemical Engineering from Texas Tech University, and in 2018 became a National Association of Corporate Directors Board Leadership Fellow.

Other current directorships:
Margaret currently serves as a non-executive director of Independent Project Analysis Inc., a privately held firm that drives improvement in capital performance (appointed January 2011).

Methanex (TSX:MX, NASDAQ: MEOH) (2015 – 2025).

Special responsibilities:	Chair of the Project Execution Committee Member of the Audit & Risk Committee Member of the EHSS Committee

Name:	Timothy Woodall
Title:	Independent Non-executive Director
Age:	Tim previously served as a non-executive director (and executive director) of FAR Limited (August 2017 to June 2021) and Central Petroleum.
Qualifications:	BEc, FCPA, FAICD
Experience and expertise:
Tim has over 30 years’ experience in international M&A and finance, specialising in the energy sector. His expertise includes being the founder and Managing Director of a boutique advisory firm, the CEO of a technical consulting firm and senior roles in New York and London with global investment banks. Additionally, he has held senior executive positions with energy companies in Australia and the USA.

Tim joined the board as a non-executive director in May 2025.

Tim holds a Bachelor of Economics from the University of Adelaide, is a Fellow of the Australian Society of CPAs, and a Fellow of the Australian Institute of Company Directors.

Other current directorships:	None.
Former directorships (last 3 years):	Tim previously served as a non-executive director (and executive director) of FAR Limited (August 2017 to June 2021) and Central Petroleum.
Special responsibilities:	Chair of the Audit & Risk Committee Member of the Nomination & Remuneration Committee

'Other current directorships' quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

'Former directorships (last 3 years)' quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

ioneer Limited
Directors' report
31 December 2025
Executives' qualifications and experience
James Calaway Executive Chair	James’ biography is shown in the Director’s qualifications and experience section of the report.

Ian Bucknell Chief Financial Officer & Company Secretary B. Bus (Accounting), FCPA, GAICD
Ian joined Ioneer in November 2018 as Chief Financial Officer and became Company Secretary in April 2019.
Ian was responsible for the finance, investor relations, IT and company secretarial functions of the Company. He has more than 25 years of international resource sector experience, most recently as Chief Financial Officer of AWE Limited and prior to that held the position as Chief Financial Officer, and at times Company Secretary of Drillsearch Energy Limited.
Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025.

Bernard Rowe Managing Director	Bernard’s biography is shown in the Director’s qualifications and experience section of the report.

April Hashimoto Chief Financial Officer (effective 4 Dec 2025) B.A (Economics), MBA, CPA (Canada)
April joined Ioneer as Interim CFO on 6 November 2025. Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025.
April is responsible for the finance and IT functions of the Company. She has more than 30 years of international resource sector experience, most recently as Senior Vice-President, Finance and Administration at Lithium Americas Corp. Previously she was CFO at several junior mining companies and the exploration and construction division of Placer Dome Inc.

Ken Coon Vice President Human Resources BS Bus. Administration (Human Resources)
Ken is responsible for the human resource function of the company. He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream and refining and chemicals organization and Entergy, a large US Gulf Coast utility company.

Yoshio Nagai Vice President Commercial Sales & Marketing
Yoshio is responsible for the sales and marketing function of the company. He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.

Matt Weaver Senior Vice President Engineering & Operations
Matt is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the project through the Definitive Feasibility Study and project execution and into full commercial production. He has 30 years international mining experience, having worked with BHP, Rio Tinto and Newmont, and several junior mining companies.

Chad Yeftich Vice President Corporate Development & External Affairs
Chad is responsible for the Government and community relations, and U.S. Investor Relations and financing functions of the Company. He has over 20 years finance and investment industry experience. Chad has held several analyst and portfolio management roles over that time at firms such as Maverick Capital, H.I.G. Capital, Trafelet Brokaw & Company, and PwC. For the last ten years, he has focused on investing in and helping develop projects around the world that support the electrification of transportation.

Olga Smejkalova (effective 4 December 2025)
Olga was appointed Company Secretary on 1 December 2025 pursuant to a services agreement with Acclime Corporate Services Australia Pty Ltd.  Ian Bucknell resigned as Chief Financial Officer and Corporate Secretary effective 4 December 2025.

ioneer Limited
Directors' report
31 December 2025
Directors' interests in shares, options and performance rights

	Shares held	Options held	PRs held	Shares held	Options held	PRs held
	at 31-Dec-25	at 31-Dec-25	at 31-Dec-25	at report date	at report date	at report date

James D Calaway	63,595,869	-	7,206,821	63,595,869	-	7,206,821
Bernard Rowe	78,806,195	-	16,198,505	78,806,195	-	16,198,505
Alan Davies	5,914,149	-	188,083	5,914,149	-	188,083
Rose McKinney-James	802,260	-	188,083	802,260	-	188,083
Margaret R Walker	1,155,380	-	188,083	1,155,380	-	188,083
Timothy Woodall	375,000	-	388,083	375,000	-	388,083

	150,648,853	-	24,357,658	150,648,853	-	24,357,658

Meetings of directors
The number of meetings of the company's Board of Directors ('the Board') held during the six months ended 31 December 2025, and the number of meetings attended by each director were:

	Full Board		Nomination and Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held

James D Calaway	3	3	-	-	-	-
Bernard Rowe	3	3	-	-	-	-
Alan Davies	1	3	2	2	-	2
Rose McKinney-James	3	3	2	2	-	-
Margaret R Walker	3	3	-	-	2	2
Timothy Woodall	3	3	2	2	2	2

	Project Execution		EHSS
	Attended	Held	Attended	Held

James D Calaway	-	-	1	1
Bernard Rowe	-	-	-	-
Alan Davies	-	-	-	-
Rose McKinney-James	-	-	1	1
Margaret R Walker	-	-	1	1
Timothy Woodall	-	-	-	-

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Committee membership
As at the date of this report, the Company had an audit and risk committee, a nomination and remuneration committee, a project execution committee, and an Environmental, Health, Safety and Sustainability (EHSS) committee.

Alan Davies resigned as a member of the Audit and Risk Committee, effective 25 February 2026.

Members on the committees of the board at the end of the financial period are:

Director	Audit & Risk	Nomination & Remuneration	Project Execution	EHSS

James D Calaway				1
Bernard Rowe			1
Alan Davies	1	1*	1
Rose McKinney-James		1		1*
Margaret R Walker	1		1*	1
Timothy Woodall	1*	1

(1)	The chair of each committee is denoted by an asterisk. They are all independent non-executive directors.

ioneer Limited
Directors' report
31 December 2025
Indemnity and insurance
Indemnification of directors and officers

The Company has not, during or since the end of the financial period, in respect of any person who is or has been an officer of the Company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

Insurance premiums for directors and officers

During the financial period, the Company has paid premiums to insure each of the directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or officer of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The premiums paid are not disclosed as such disclosure is prohibited under the terms of the contract.

Indemnification and insurance of auditors

The company has not, during or since the end of the financial period, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial period, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Corporate governance statement
Details of the Company’s corporate governance practices are included in the Corporate Governance Statement set out on the Company’s website.

Remuneration report
The remuneration report set out on pages 17 to 46 forms part of the Directors' Report for the six months ended 31 December 2025.

Dividends
There were no dividends paid, recommended or declared during the current or previous financial period.

Shares - issued and unissued

	31 Dec 2025	30 Jun 25

Issued shares	2,674,633,957	2,608,172,516
Options	-	1,613,615
Performance rights	76,665,845	63,290,529

	2,751,299,802	2,673,076,660

Since the end of the financial period, the following additional shares, options or performance rights have been granted or lapsed:

●	No performance rights have vested, and 400,000,0000 new shares were issued.
●	No performance rights have lapsed.

Environmental regulation
The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.

The Bureau of Land Management (“BLM”) issued a favourable Record of Decision (“ROD”) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy (“NEPA”) process.

The State of Nevada issued the final revision of the Class II Air Operating Permit on 22 July 2025, and the final modified Water Pollution Control Permit on 8 August 2025, which aligned the operational aspects of the Project to the Mine Plan of Operations. Ioneer now holds all significant Federal and State authorizations required for construction of Rhyolite Ridge.

ioneer Limited
Directors' report
31 December 2025
In October 2024, the Center for Biological Diversity filed a federal lawsuit against the BLM decision. In November 2024, Ioneer filed a motion to intervene and join the federal government in its defence, which the court allowed in January 2025. Briefing on merits of the case was completed in December 2025. The parties have filed the last of their merits briefing and the case is ready for review by the court. The court may choose to hear oral argument before issuing a decision on the case.

We plan to issue a 2026 Sustainability Report in the first half of 2027.

Likely developments and expected results of operations
Information on likely developments in the operations of the company and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the company during the financial period.

Proceedings on behalf of the company
No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Auditor
Ernst & Young continues in office in accordance with section 327 of the Corporations Act 2001.

Audit and non-audit services
Details of the amounts paid or payable to the auditor for non-audit services provided during the financial period by the auditor are outlined in note 31 to the financial statements.

The directors are satisfied that no non-audit services were provided during the financial period by the auditor (or by another person or firm on the auditor's behalf), compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 31 to the financial statements do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:
●	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and
●
none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report.

Matters subsequent to the end of the financial period
On 5 February 2026, Ioneer announced the issue of 400,000,000 new fully paid ordinary shares at an issue price of A$0.18 (~US$0.13) per share by way of a single-tranche placement for gross proceeds of A$72 million (~US$50 million). The placement was strongly supported by new and existing shareholders and will be used to accelerate the development of Rhyolite Ridge including long lead items and early works, to advance project readiness, fund environmental permitting expenses and commitments, pay other project costs and fund working capital, meet obligations under the closed DOE Loan and for general corporate purposes.

Other than as mentioned above, in the period since 31 December 2025 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Rounding of amounts
The amounts contained in the Directors' Report have been rounded to the nearest $1,000 (where rounding is applicable) where noted ($'000) under the option available to the Company as provided in ASIC Corporations (Rounding in Financial/Directors' Report) Instrument 2016/191. The Company is an entity to which this legislative instrument applies.

ioneer Limited
Directors' report
31 December 2025
This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ James D Calaway
James D Calaway
Executive Chairman

18 March 2026

ioneer Limited
[intentionally omitted]

ioneer Limited
Remuneration report
31 December 2025
Letter from Committee Chair

Dear fellow shareholders,

On behalf of the Board, I am pleased to present the audited Remuneration Report for Ioneer Ltd (“Ioneer” or the “Company”) for the six month period ended 31 December 2025 (“TY2025” or “2025 Transition Period”). This Remuneration Report forms part of the Directors’ Report.  It has been prepared in accordance with section 300A of the Corporations Act 2001 and has been audited as required by that Act.  We will seek shareholders’ support for the report at the TY2025 Annual General Meeting.

Remuneration Report Context

The Board resolved to change Ioneer’s financial year from 1 July – 30 June, to 1 January – 31 December.  This has resulted in a six month transition reporting period of 1 July 2025 to 31 December 2025.

Changes to the Board and KMP executives

In November 2025, April Hashimoto was appointed as Interim Chief Financial Officer and Olga Smejkalova of Acclime Corporate Services Australia Pty Ltd was appointed as Company Secretary.  On 4 December 2025, Ian Bucknell’s resigned as an employee and  Chief Financial Officer and Company Secretary.  No pro-rata incentives were paid and all incentives lapsed. April Hashimoto became an executive Key Management Personnel (“KMP”) effective 4 December 2025. There were no other changes KMP during the 2025 Transition Period.

Remuneration Report Outcomes

Base Salary

KMP annual base salaries were not increased during TY2025.  The Board will review KMP remuneration, including base salaries, once the outcome of the strategic partnering process is known.

TY2025 Short-term Incentive Plan Performance

The Company’s performance in the 2025 Transition Period is reported in the operating and financial review sections of the Financial Report. This performance and how it compared with the specific targets of the Company Scorecard provide the context of the remuneration outcomes outlined in the Remuneration Report.

Short-term Incentive Plan (“STIP”) scorecard elements that met or exceeded the Board’s expectations were:

•
Realization of previously identified optimization opportunities to reduce total leach duration times from 3 days (in the Definitive Feasibility Study (“DFS)) to 2 days (announced in September 2025) to 1.5 days (announced in October 2025) resulting in substantial improvements to the project economics of Rhyolite Ridge, including unlevered NPV improving by 64% to US$2.2 billion and unlevered IRR improving by 24% to 18%.

•	Maintain a high standard of performance with respect to safety, achieving no Occupational Safety and Health Administration (“OSHA”) incidents.
•	Fiscal discipline resulting in spending levels 6% below the approved budget for TY2025
•
Secured modified air and water permits from the State of Nevada, reached agreement on water rights with Esmeralda County and State of Nevada Regional Water Authority and established a standard approach for transfer of future water rights

STIP scorecard elements that were not delivered and consequently did not meet the Board’s expectations were:

•
The strategic partner process was delayed and subsequently extended, reflecting significant headwinds that persisted, which resulted in delays to achieving a positive Final Investment Decision (“FID”) and subsequent commencement of construction of the Rhyolite Ridge project.

•	Advancement of the Tiehm’s Buckwheat planting and transplanting plans were delayed as regulatory approvals were delayed by the U.S. Government shutdown in the second half of 2025.

The annual STIP opportunity was halved for the six-month transition period.  Executive KMP performance outcomes during TY2025 were mixed.

While the team continued to significantly enhance and optimize Project economics, the prime goal of identifying a strategic partner(s) and moving into advanced negotiations were delayed.

The Board undertook a detailed review of TY2025 STI goals and both team and individual performance.  The Board did not exercise discretion in respect to STI outcomes when assessing outcomes compared to established goals and approved an overall performance rating for the team of 70% of target (35% of maximum). When determining individual executive KMP rewards, the Board did make downward adjustments to the individual performance ratings for the Managing Director and Executive Chairman, reflecting delays in the strategic partnering process. Individual executive KMP STIP rewards ranged from 61% to 80% of target (31% to 40% of maximum).  STIP awards for TY2025 were delivered in cash, consistent with policy and market practice where the executive KMP are domiciled.

ioneer Limited
Remuneration report
31 December 2025
Long-term Incentive Plan

During the 2025 Transition Period, no Long-term Incentive Plan (“LTIP”) Performance Rights (“PRs”) were scheduled to vest.

The Board did grant LTIP PRs. In order to transition the performance period for LTIP from the 1 July to 30 June year to a calendar year, the Board adjusted the performance period from 36 months covering 1 July 2025 to 30 June 2028 to 42 months covering 1 July 2025 to 31 December 2028.  The number of PRs granted for this longer timeframe were increased proportionally to reflect the longer vesting period.

When establishing LTIP performance targets the Board’s goal is to align shareholder value and award outcomes.  Half of the targets associated the performance portion of the LTIP scorecard are dependent on project outcomes. Key milestones such as securing full project funding and FID must be achieved for 50% of the PRs granted to vest.  Advancing the Project to FID is critical to shareholder value and as a result, executive KMP LTIP awards that vested in FY2025 and FY2024 were reduced by 68% and 66% respectively, reflecting the delays to commencement of construction.

The LTIP plan also includes a time-based element (40% for executive KMP at target, 25% maximum).  Time-based LTIP awards are common practice in the U.S., where our Rhyolite Ridge and 73% of our executive KMPs and senior management are located.  The Board feels that staff continuity is critical to advancing the Rhyolite Ridge project. To ensure this, Company must attract and retain employees by providing a compensation structure that reflects the markets in which its employees live and work, which includes time-based LTIP.  Despite the headwinds facing the lithium sector in the last three years, the Company has experienced low turnover at the executive KMP and senior levels of management, with an annual retention rate well above 90%.

Board fees

No changes were made to board fees.  Board fees remain unchanged since 2020.

Response to first strike

At the October 2025 Annual General Meeting, 72.7% of shareholders voted for the FY2025 remuneration report, 2.3% below the 75% which constituted a first strike.

Feedback from shareholders indicates that some were dissatisfied with the remuneration framework, and/or others followed proxy adviser recommendations not to support the FY2025 remuneration report. Steps taken over the transition reporting period to address concerns include:

•	STIP scorecard assessment, and consequently payment outcomes were materially lower, below target, and reflective of mixed outcomes and shareholder experience
•
The Board decided to discontinue, with immediate effect, the Company’s practice of giving employees, including executive KMPs, the option to receive a 20% uplift in payment of STI by both deferring the payment for one year and converting the cash payment to equity. While the policy change is not as effective at conserving cash, or encouraging ownership, the Board assessed the risk as minimal, and addressed the concerns raised by proxy advisers in this instance.

•	No one-off equity grants were made.
We also note that proxy adviser Institutional Shareholder Services (“ISS”), whose recommendations appeared to be followed by minority of shareholders that voted against the remuneration report, incorrectly attributed 40% of the LTIP as subject to service-only vesting. At maximum, only 25% of the LTIP is subject to service, which is less than practice in the market in which most executive KMP are domiciled. ISS Australia policy does not support the use of time-based equity as it is inconsistent with ‘better market practice’ and shareholder interests. The guidelines do not say why paying executives in long term equity rather than cash salary is poorer practice and against shareholder interests. ISS also compared our US executive pay levels and composition to the lower Australian pay levels and composition.  ISS did not indicate why Ioneer should risk turnover by varying from dominant market practice in which our executives are domiciled.

In addition to responses to FY2025 remuneration report vote feedback, we will continue to engage with shareholders and proxy advisers for additional feedback and insights. Subject to that further engagement, we believe executive KMP remuneration is conservatively configured to meet most market standards while conserving cash, and appropriate for a resources company in the development stage. That is, it provides for a low proportion of remuneration to be received as cash, a higher proportion as equity, and is mostly contingent on performance.

I trust that you find the remuneration report is informative and that it addresses any queries you have. Any further questions are welcomed and will be encouraged at the upcoming Annual General Meeting.

Alan Davies
Chair, Nomination & Remuneration Committee

ioneer Limited
Remuneration report
31 December 2025
Key terms used in this report
Act	Corporations Act 2001 (Cth)	LTI	Long-term incentive
AGM	Annual General Meeting	MD	Managing director
ASX	Australian Securities Exchange	NED	Non-executive director
FID	Final Investment Decision	PRs	Performance Rights
FY	Financial Year	SRs	Share Rights
INR	Ioneer	Equity Plan	Equity Incentive Plan
KMP	Key management personnel	STI	Short-term incentive
TY2025	Transition period 1 July 2025 to 31 December 2025	Project	Rhyolite Ridge Lithium-Boron Project

ioneer Limited
Remuneration report
31 December 2025
1.	Introduction

The directors of Ioneer Ltd present the Audited Remuneration Report (the Report) for the Company for the 2025 Transition Period. The Report forms part of the Directors’ Report and has been prepared and audited in accordance with Section 300A of the Australian Corporations Act 2001 (the “Act”).

This Remuneration Report outlines the remuneration strategy, framework and practices adopted by the consolidated entity in accordance with the requirements of the Act and its regulations.  This information has been audited as required by section 308 (3C) of the Act.

2.1.	Key Management Personnel

Key management personnel (“KMP”) covered in this report are detailed below (See pages 8 to 10 for details of each director):

Name	Position Held	Tenure
Executive Directors
James D Calaway	Executive chair	Appointed 5 April 2017
Bernard Rowe	Managing director	Appointed 23 August 2007
Non-Executive Directors
Alan Davies	Non-executive director	Appointed 23 May 2017
Stephen Gardiner	Non-executive director	Appointed 25 August 2022, Resigned 5 May 2025
Rose McKinney-James	Non-executive director	Appointed 1 February 2021
Margaret R Walker	Non-executive director	Appointed 1 February 2021
Timothy Woodall	Non-executive director	Appointed 5 May 2025
Executives
Ken Coon	Vice president human resources	Appointed 1 July 2019
April Hashimoto [1]	Interim chief financial officer	Appointed 6 November 2025
Ian Bucknell [1]	Chief financial officer and company secretary	Resigned 4 December 2025
Yoshio Nagai	Vice president commercial sales & marketing	Appointed 1 August 2019
Matt Weaver	Senior vice president engineering & operations	Appointed 28 November 2017
Chad Yeftich	Vice president corporate development & external affairs	Appointed 1 September 2022

(1)	April Hashimoto became an executive KMP effective 4 December 2025 upon the resignation of Ian Bucknell

2.	Remuneration governance

2.1	Nomination & Remuneration Committee

Remuneration governance is overseen by the Nomination & Remuneration Committee.  The Committee is a committee of the Board established in accordance with the Company’s constitution and authorised by the Board to assist it in fulfilling its statutory, fiduciary, and regulatory responsibilities.

The ASX Corporate Governance Council’s “Corporate Governance Principles and Recommendations” (ASX Recommendations) recommend that the Company has formal and rigorous processes for the appointment and reappointment of directors to the Board.  The Committee was established to assist the Board by undertaking the roles and exercising the responsibilities set out in the Nomination & Remuneration Committee Charter.  A copy of this Charter is available on the Company’s website.

The Committee aims to bring transparency, focus and independent judgment to these roles. The Committee will review and make recommendations to the Board on matters relevant to these roles and responsibilities, and as required to satisfy the Corporations Act, ASX Recommendations and ASX Listing Rule requirements relevant to these roles and responsibilities.  The Committee currently comprises the following independent non-executive directors:

•	Alan Davies (chair);
•	Rose McKinney-James; and
•	Timothy Woodall

ioneer Limited
Remuneration report
31 December 2025
2.2	Remuneration advisors

The Nomination and Remuneration Committee engages external advisors as required.  External advisors provide advice on market remuneration levels and mix, market trends, incentives and performance measurement, governance, taxation and legal compliance.

None of the Committee’s engagements with remuneration advisors were for work that constituted a remuneration recommendation for the purposes of the Australian Corporations Act 2001.

2.3	Share trading policy

The Ioneer Securities Trading Policy applies to all NEDs, executives and employees.  The policy prohibits employees from dealing in Ioneer securities while in possession of material non-public information relevant to the Company.

Executives must not enter into any hedging arrangements over unvested equity under the Company’s equity plan.  The Company would consider a breach of this policy as gross misconduct, which may lead to disciplinary action and potentially to dismissal.

2.4	Reasons for remuneration “strike”

The following table summarises the issues identified by shareholders and proxy advisers, and the Company’s response.

Feedback	Response
FY 2025 maximum total remuneration quantum too high
Ioneer compares executive pay levels to the pay levels of executives in the same geographic markets (primarily the U.S. and Canada, with consideration for Australia) and industry (resources). The policy is to pay between the 25th percentile and median rates of pay for individuals with the qualifications and experience to do the role. Actual pay rates approximate policy positioning. Therefore the maximum remuneration quanta is not high, not low; it is just right.

ISS Australia compared our primarily North American executive pay levels and composition for the CEO to the Australian pay levels and composition. Australian pay levels are lower than US pay levels. Yet this is irrelevant. Much as the board would like to pay less, the fact is that our assets are US based, and managed by majority US based executives. To acquire, and retain, US based executives we have to pay North American rates of pay. To do otherwise would risk material harm to our business, and consequently shareholder value.

Executive KMP annual base salaries were not increased during TY2025. While the annual LTIP grants are greater as a percentage of salary, they reflect the longer performance and service periods of 42 months (compared with 36 months) in recognition of the transition of the financial year to a calendar year. The annual percentage of maximum STIP and LTIP opportunity remains unchanged.

FY2025 Managing Director’s STIP outcome was high whereas the total shareholder return during the period declined.
TY2025 STIP scorecard assessment, and consequently payment outcomes were materially lower, below target, and reflective of the shareholder experience.

This included the Board making downwards adjustments to the individual performance ratings for the Managing Director and Executive Chairman, reflecting delays in the strategic partnering process.

STIP 20% uplift if electing to receive as deferred equity
The Board decided to discontinue, with immediate effect, the Company’s practice of giving employees, including executive KMPs, the option to receive a 20% uplift in payment of STI by both deferring the payment for one year and converting the cash payment to equity. While the policy change is not as effective at conserving cash, or encouraging ownership, the board assessed risk as minimal, and a unique practice both in Australia and the US, so have addressed the concern of proxy advisers in this instance.

ioneer Limited
Remuneration report
31 December 2025
Feedback	Response
That 40% of the LTI is service-based
ISS incorrectly attributed 40% of the LTIP as subject to service-only vesting. At maximum, only 25% of the LTIP is subject to service. This is less than practice in the market in which most executive KMP are domiciled. ISS Australia policy does not support the use of time-based equity as it is inconsistent with ‘better market practice’ and shareholder interests. The guidelines do not say why paying executives in long term equity rather than cash salary is a poor practice and against shareholder interests.

Our purpose is to provide equity in lieu of cash salary for shareholder alignment, cash conservation, consistency with non-KMP employee remuneration, and consistency with U.S market practice as the majority (approximately 83%) of the Company’s employees are located.

Relative TSR hurdle has vesting starting at the 25th percentile and lacks a positive TSR gateway.
A positive TSR gateway can lead to binary results. It can be demotivating if relative performance outperforms peers during a challenging market environment.

Our approach to avoid binary outcomes and the drawbacks of a positive TSR gateway has been a modifier. If the share price is 33% lower or higher over the performance period, the award result will be reduced or increased by 20%. This is consistent with maintaining a vesting schedule that varies vesting with a greater range of relative TSR performance. This permits realised remuneration to reduce for performance that is poorer than peers, and increase for performance greater than peers.

LTI milestone granularity lacking
The Board has continued to set LTI targets that assume an FID will be taken and the Project advances into construction and production. While the Board recognises the desire for milestone granularity, this is not currently practical nor material. The Board has not set specific targets for budgets and schedule because these will not be known until the FID decision is made. The FID decision, on which vesting is contingent, is material.

One-off grant under transition incentive plan	No one-off equity awards were made in TY2025

3.	Executive Remuneration

3.1	Remuneration strategy

The principles of the Ioneer remuneration policy are to:

•
attract, retain and motivate directors, executives and employees who will create value for shareholders by providing remuneration packages that are aligned with shareholder interests, are equitable and externally competitive;

•	provide a remuneration balance weighted toward risk and return to align with shareholders;
•	clearly align short and long-term company objectives to financial awards;
•	be fair and appropriate having regard to the performance of the Company and the relevant director, executive or employee and the interests of shareholders;
•	conserve cash in the development phase of the business by granting equity in lieu of cash where appropriate; and
•	comply with relevant legal requirements.

3.2	Relationship with company performance

The Ioneer executive compensation framework provides for fair, competitive remuneration that aligns potential rewards with the Company’s objectives while being transparent to shareholders.  We are a Company with a single, pre-development project, with 83% of our team, who are administered under this compensation program located in the U.S. and one employee, the Managing Director, located in Australia. Consequently, our compensation framework aligns with U.S. standards.  Typically, this means proportionately less cash and higher equity than the Australian market standard, with some of the equity contingent on service to make up for the relatively low cash proportion.  Performance objectives for STI and equity vesting are set such that achievement would accelerate development during our current pre-production phase for higher shareholder value.  This means that the value of remuneration realised at vesting is highly aligned with the value realised by investors.

ioneer Limited
Remuneration report
31 December 2025
Key remuneration elements are reviewed annually to determine appropriate awards based upon factors such as individual performance, Company results and competitive benchmark survey data.  The following is a brief description of the approach for each element:

•
Base salary is reviewed annually and adjusted for individual performance and benchmarks that may be reviewed from time to time to ensure competitiveness.  Executive KMP annual base salaries were not increased during TY2025.

•
Short term incentives are reviewed annually with awards granted based upon individual performance and Company results.  STI targets are benchmarked from time to time to ensure competitiveness.  STIs may range from 0% to 200% of target.  The Board reserves the right to grant STI outcomes greater than 200% of target for exceptional contributions to Company objectives, as well as exercise negative discretion when formulaic outcomes do not align with the shareholder experience.  In February 2026, the Board decided to discontinue, with immediate effect, the Company’s practice of giving employees, including KMPs, the option to receive a 20% uplift in payment of STI by both deferring the payment for one year and converting the cash payment to equity.  While the purpose of the practice was to encourage employee retention, increase alignment and conserve cash, it was a unique practice in the U.S. and Australia, and therefore was discontinued.

•
Equity grants are reviewed annually. The Board has a practice of granting a target grant ratio with a ratio of 60% performance-based PRs and 40% time-based PRs.  At maximum, the ratio is 75% performance-based and 25% time-based PRs. A key risk for Ioneer is not being able to attract and retain qualified and experienced U.S. executives and senior management. The remuneration framework is based on optimal shareholder alignment, cash conservation and alignment with U.S. market standards as the jurisdiction in which the majority of our employees are located.

o
Performance-based PRs comprise 60% of the annual target grant value (75% at maximum).  The final vesting may range between 0% to 200% of grant based on achievement of a scorecard of business objectives suited to the Company’s current pre-production phase, such that if all were achieved, they would add substantially to shareholder value.

o
Time-based PRs make up 40% of the annual target grant value, equivalent to 25% of maximum potential grant value.  Vesting is contingent upon the employee remaining employed to the vesting date.  Time-based PRs are a standard component of compensation in the U.S. market to encourage retention in key positions, which aligns with our ability to deliver results to shareholders; conserves cash that would otherwise have to be used for higher cash salaries and meets U.S. market standards.

3.3	Remuneration framework – linking reward to performance

Remuneration information is derived from relevant remuneration surveys conducted by independent third parties. Remuneration is benchmarked against a peer group of direct competitors and a sector peer group.

Ioneer’s remuneration framework and executive reward strategy provides a mix of fixed and variable remuneration with a blend of short-term incentives and long-term equity grants.  The key elements of the remuneration packages are as follows:

•	Annual base salary: reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.
•	Post-employment benefits: superannuation contributions for Australian based executives and similar retirement benefits savings for non-Australia based executives.
•	Total Fixed Remuneration (TFR): Annual base salary plus superannuation for Australia based executives and annual base salary for non-Australia based executives.
•	Short-term incentive (STI): Remuneration for performance measured over one year or less, including any deferred amounts.
•	Equity incentive grants: Performance and/or time-based equity granted under shareholder approved equity plans.

At maximum, the remuneration mix is as follows:

ioneer Limited
Remuneration report
31 December 2025

3.3.1	Base Salary

Executive KMP are paid base salary in cash which is competitive in the sector and markets in which the Company operates and is consistent with the responsibilities, accountabilities and complexities of the respective roles.  The Company benchmarks executive KMP base salaries against resource industry market surveys for lithium companies which are published annually.  Additionally, the pay levels of executive KMP positions in the Company may be benchmarked against national market executive remuneration surveys.  It is the Company’s policy to position itself at the P25-P50 level of the market when benchmarking TFR. Base salary is reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.

Executive KMP annual base salaries were not increased during TY2025. The Board will review executive KMP base salaries once the outcome of the strategic partnering process is known. The base salaries for TY2025 were prorated for the six-month performance period based on the annual amounts that were approved by the Board on the recommendation of the Nomination and Remuneration Committee which are as follows:

Base salary [1]	% Increase	31-Dec-25		30-Jun-25
		A$	US$	A$	US$
James D Calaway	0%		250,000	-	250,000
Bernard Rowe	0%	585,000	-	585,000	-
Ian Bucknell [2]	0%	433,000	-	433,000	-
April Hashimoto [3]		-	12,710	-	-
Ken Coon	0%	-	268,000	-	268,000
Yoshio Nagai	0%	-	284,000	-	284,000
Chad Yeftich	0%		292,000	-	292,000
Matt Weaver	0%	-	333,000	-	333,000

(1)
Base salaries are shown in the above table at contract amounts. Where executive KMP have not worked a full-time load or superannuation caps have been met and excess amounts taken as salary, it will not agree with the table in the “Statutory Remuneration” section below.  April Hashimoto was appointed Interim Chief Financial Officer on 6 November 2025 pursuant to a consulting services contract whereby she is compensated based on an hourly rate.  April Hashimoto invoiced the Company for US$12,710 for services she provided during the period in TY2025 that she was an executive KMP (4 December 2025 to 31 December 2025).

(2)	Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025.
(3)
April Hashimoto was appointed Interim Chief Financial Officer on 6 November 2025 pursuant to a consulting contract by which she is paid based on an hourly rate.  The amount shown as base pay reflects the amount invoiced under the consulting contract for the period that April Hashimoto was an executive KMP (4 December 2025 to 31 December 2025).

3.3.2	Short-Term Incentive (STI)

Executive KMP can earn an annual STI based on a percentage of their base salary.  The STI percentage increases with seniority to ensure a higher proportion of remuneration is “at risk” for more materially accountable employees.

ioneer Limited
Remuneration report
31 December 2025
The features and approach for the Ioneer STI plan are as follows.

Feature	Approach
Purpose	Align team and individual performance and behaviours with annual Group objectives. Provide individuals with a competitive market position for total reward (i.e. variable and fixed pay components).
Eligibility	Those considered for participation in the program must be able to impact the performance of their own work area, their business or function and contribute to the Group’s overall performance.
Form of payment
TY2025 STIP was awarded in cash, which is the default form of payment. The Company reserves the right to award STIP as equity if appropriate.

In February 2026, the Board decided to discontinue, with immediate effect, the Company’s practice of giving employees, including executive KMPs, the option to receive a 20% uplift in payment of STI by both deferring the payment for one year and converting the cash payment to equity.

Opportunity
The maximum STI opportunity as a percentage of base salary for the executive KMP with the numbers in brackets reflecting the shorter performance period for TY2025 are as follows:

Executive Chair: 120% (60% for TY2025)
Managing Director: 160% (80% for TY2025)
Senior Vice President Engineering & Operations: 100% (50% for TY2025)
Interim Chief Financial Officer: 100% (50% for TY2025)
Vice President Human Resources: 80% (40% for TY2025)
Vice President Commercial Sales & Marketing: 80% (40% for TY2025)
Vice President – Corporate Development and External Affairs: 80% (40% for TY2025)

The maximum STI was prorated for the TY2025 six-month performance period (1 July 2025 to 31 December 2025).

Target STI opportunity is half of the maximum STI opportunity.

Performance period	Six months from 1 July 2025 to 31 December 2025 and thereafter 1 year, 1 January to 31 December
Performance measures
Annual executive KMP performance is set and assessed based upon a set of key Company targets (scorecard) that directly affect shareholder value and are directly linked to the Ioneer Strategic Plan. This formulaic scorecard outcome is 75% of the executive KMP’s individual STI award.

Each scorecard goal is measured, weighted according to its importance, and assessed quantitatively.

The remaining 25% is the contribution to organisational objectives and performance in role (individual component).

Both the scorecard and individual component can achieve up to 200% of target (100% of maximum).

At the start of each performance period, the Board determines Company hurdles with threshold and maximum performance levels which form the STI goal.  Additionally, the MD reviews and approves the goals of each executive KMP, ensuring alignment with Company objectives.

The target levels of performance set by the Board are challenging and are driven by an annual target setting exercise and longer-term strategic objectives.  Achievement of target levels of performance delivers the payment of 50% of STI maximum opportunity.

ioneer Limited
Remuneration report
31 December 2025
Feature	Approach
Board discretion
The Board reserves the right to grant above 200% of target STI for truly exceptional contributions to the business or to exercise negative discretion if the formulaic outcome does not accord with the shareholder experience, behaviours not consistent with the Company’s code of conduct, reputational damage, safety or environmental expectations, or the Board’s overall assessment of performance on a holistic basis.

Clawback
The Board can clawback previous incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including:

•    A restatement of any financial measure or target upon which an incentive award was based;
•    A restatement of the Company’s financial statements even though the restatement did not involve a metric that was explicitly part of an incentive award calculation;
•    The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.

Treatment on termination	If the executive is deemed a good leaver, STI is rewarded on a pro rata basis for time served. PRs lapse if an employee resigns.

Details of the STI scorecard for the 2025 Transition Period are disclosed in the table below.  The STI scorecard is reflective of Ioneer’s current stage of development in obtaining approval for environmental permits, obtaining the necessary funding and preparing the Company to take a Final Investment Decision and begin construction on the Project.

ioneer Limited
Remuneration report
31 December 2025
The STI scorecard for TY2025 was as follows:

3.3.3	Long-Term Incentive (LTI) Equity Grants

The executive KMP LTI equity grant is comprised of 2 parts, a performance-based PR grant and a time-based PR grant.  During TY2025, executive KMPs were granted LTI for the performance period 1 July 2025 to 31 December 2028 (the “TY2025 LTI Grant”).   In order to transition the performance period for LTIP from the 1 July to 30 June year to a calendar year, the Board adjusted the performance period for TY2025 LTI Grant from 36 months covering 1 July 2025 to 30 June 2028 to 42 months covering 1 July 2025 to 31 December 2028.  The number of PRs granted for this longer timeframe were increased proportionally to reflect the longer vesting period.

The tables below present the features and approaches for each of the performance-based and time-based components of the TY2025 LTI Grant.

4.3.3.1	Performance-based LTI PRs (performance period 1 July 2025 to 31 December 2028)

The following table presents the terms and conditions of the performance-based component of the TY2025 LTI Grant:

Feature
Purpose	To align executive accountability and remuneration with the long-term interests of shareholders by rewarding for the delivery of sustained performance.
Participants
All executive KMP and senior management members.

The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.

ioneer Limited
Remuneration report
31 December 2025
Feature
Instruments issued
Performance rights (PRs) to acquire ordinary shares in the Company for nil consideration.

Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.

Allocation value	10-day VWAP prior to start of the performance period
Maximum value
Maximum incentive opportunity as a percentage of base salary is unchanged from FY2025. The numbers in brackets reflect the longer performance period (42 months compared with 36 months) for TY2025:  Amounts are as follows:

Executive Chair: 72% (84% for TY2025)
Managing Director: 144% (168% for TY2025)
Vice President Human Resources: 48% (56% for TY2025)
Vice President Commercial Sales & Marketing: 48% (56% for TY2025)
Senior Vice President Engineering & Operations: 102% (119% for TY2025)
Vice President Corporate Development and External Affairs: 60% (70% for TY2025)

Executive KMP are granted 50% of the maximum number of PRs to vest.

Performance period	3.5 years, 1 July 2025 to 31 December 2028 (to transition to a calendar year performance period), thereafter 3 years
Vesting Date	As soon as practicable after end of performance period but not later than March 2029
Performance measures
Annually executive KMP performance targets are set and then assessed on a range of key measures that are critical to shareholder value and are directly linked to the Ioneer Strategic Plan.  At this point in the Rhyolite Ridge Project, targets are focused on moving through the Project’s objectives of permitting, engineering, funding and construction.

Each scorecard measure is measured, weighted according to its importance, and is assessed objectively.

At the grant date, the Board determines the hurdles and minimum, target and maximum levels of performance which form the LTI scorecard.

The target levels of performance set by the Board are challenging and are driven by an annual goal setting exercise and the longer-term strategic plan.  Achievement of target levels of performance delivers the payment of 50% of LTI maximum opportunity.  Payments from threshold to maximum opportunity are on a straight-line basis consistent with the level of performance attained.

Details can be found in section 4.3.3.2 below.

ioneer Limited
Remuneration report
31 December 2025
Feature
Acquisition of performance rights
The PRs are issued by the company and held by the participant subject to the satisfaction of the vesting conditions.  The number of PRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.

If the PRs vest, executives receive newly issued shares or shares acquired on market.  Trading restrictions may apply to the newly issued shares.

Treatment of dividends and voting rights	Unvested PRs do not have voting rights or accrue dividend benefits.
Restriction on hedging	Hedging of PRs by executives is not permitted
Treatment on termination	If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.
Board Discretion
The board may apply downward discretion as appropriate.

The Company may adjust downwards the number of performance-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.

Clawback
The Board can clawback previous incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including:

•     A restatement of any financial measure or target that an incentive award was based upon;
•    A restatement of the Company’s financial statements even though the restatement did not involve a metric that was explicitly part of an incentive award calculation;
•   The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.

Minimum Share ownership
Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is 5 times his base salary.  The minimum level for other executives is 3 times their base salaries.

Change of control	Vesting is subject to board discretion, taking into account performance to the date of change in control.

Details of the scorecard are disclosed in the table below.  The scorecard reflects the Company’s desire to move through the initial project phase, into construction and, in time, production.

Measure
Strategic Project Drivers

ioneer Limited
Remuneration report
31 December 2025
Measure
Sustainability Performance (E, H&S, Community).			20%
Construction delivery compared with schedule at FID.			20%
Construction spend compared with budget at FID.			10%
Shareholder Value
INR share price compared to comparators. The comparators are: Vulcan Energy Resources, Core Lithium, Lake Resources, Sigma Lithium, Sayona Mining, Liontown Resources, American Lithium, Frontier Lithium Inc, Standard Lithium, Lithium Americas Corp, Piedmont Lithium, Pilbara Minerals, and Critical Elements Lithium. The vesting scale for the shareholder return component is as follows:			30%
Percentile	Vesting outcome (% target)	Vesting outcome (% maximum)
Bottom quartile (0-25th)	0%	0%
Third quartile (25th-50th)	50%-100%	25%-50%
Second quartile (50th-75th)	101%-200%	50%-100%
First quartile (75th-100th)	200%	100%
Vesting is on a straight-line basis within each quartile. However, if the share price is 33% lower or higher over the performance period, the award result will be reduced or increased by 20%.
Growth – Increase from Measured and Indicated LCE Resource at 30 June 2025 by 10%.			20%

The Board has continued to set LTI targets that assume an FID will be taken and the Project advances into construction and production and has set a weighting between the various measures. The Board has not set specific targets for budget and schedule, however, as these will not be known until the FID decision is made.

4.3.3.2	Time-based LTI PRs

The following table presents the terms and conditions of the time-based PRs in the Equity Plan for TY2025.

Feature
Purpose
To provide equity in lieu of cash salary for shareholder alignment, cash conservation, consistency with non-KMP employee remuneration, and consistency with U.S market practice as the majority (approximately 85%) of the Company’s employees are located in the U.S.

Participants
All executive KMP and senior management members

The Board may at its discretion make invitations to or grant awards to eligible persons.  Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.

ioneer Limited
Remuneration report
31 December 2025
Feature
Instruments issued
PRs to acquire ordinary shares in the Company for nil consideration.

Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.

Allocation value	10-day VWAP prior to start of the performance period
Value at grant
Maximum time-based PRs opportunity as a percentage of base salary is unchanged from FY2025.  The numbers in brackets reflect the longer service period (42 months compared with 36 months) for TY2025.  Amounts are as follows:

Executive Chair: 24% (28% for TY2025)
Managing Director: 48% (56% for TY2025)
Vice President Human Resources: 16% (18.67% for TY2025)
Vice President Commercial Sales & Marketing: 16% (18.67% for TY2025)
Senior Vice President Engineering & Operations: 34% (39.67% for TY2025)
Vice President Corporate Development & External Affairs: 20% (23.33% for TY2025)

Service period	3.5 years, 1 July 2025 to 31 December 2028 (to transition to a calendar year performance period), thereafter 3 years.
Service measurement date	31 December 2028
Vesting Date	1 January 2029
Acquisition of PRs
The PRs are issued by the Company and held by the participant subject to the satisfaction of the vesting conditions.  The number of instruments held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.

If the PRs vest, executives receive newly issued shares or shares acquired on market.  Trading restrictions may apply to the newly issued shares.

Treatment of dividends and voting rights	Unvested PRs do not have voting rights or accrue dividend benefits.
Restriction on hedging	Hedging of PRs by executives is not permitted
Treatment on termination	If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.
Adjusting Awards	The Company may adjust downwards the number of time-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.

ioneer Limited
Remuneration report
31 December 2025
Feature
Clawback
The Board can clawback previous time-based incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including:
•     The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.

Minimum Share ownership
Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period.  The minimum level for the Managing Director is five times base salary.  The minimum level for other executives is three times base salaries.

Board Discretion	The board may apply discretion as appropriate.
Change of control	Vesting is subject to board discretion, taking into account performance to the date of change in control.

3.4	Performance and remuneration outcomes for TY2025

3.4.1	Company performance

The following table shows the Company’s historical financial performance:

	6 months ended	12 months ended	12 months ended	12 months ended	12 months ended	12 months ended	12 months ended
	31-Dec- 25	30-Jun-25	30-Jun- 24	30-Jun- 23	30-Jun- 22	30-Jun- 21	30-Jun- 20
Net Loss after tax (US$’000)	(4,070)	(9,553)	(7,825)	(6,391)	(8,502)	(14,032)	(3,700)
Basic loss per share (US CPS)	(0.169)	(0.405)	(0.336)	(0.305)	(0.422)	(0.803)	(0.232)
Diluted loss per share (US CPS)	(0.169)	(0.405)	(0.336)	(0.305)	(0.422)	(0.803)	(0.232)
Dividends per share	-	-	-	-	-	-	-
Closing share price (A$)	0.19	0.10	0.15	0.34	0.41	0.35	0.13
5-year TSR	(33.93%)	(22.40%)	11.11%	(5.56%)	182.76%	600.00%	3150.00%

The following graph shows the Company’s total shareholder return against the S&P ASX200 Index ioneer Limited
Remuneration report
31 December 2025

3.4.2	TY2025 performance and STI outcome (performance period 1 July 2025 to 31 December 2025)

STI targets for TY2025 were primarily focused upon advancing Project funding through the strategic partnering process, enhancing Project economics through plant optimization, conserving cash by exercising fiscal discipline and additional sustainability measures.  At the end of the performance period, the Board undertook a thorough assessment of performance outcomes relative to established targets.

The following table details the STIP goals for the TY2025 performance period and the assessed outcomes:

ioneer Limited
Remuneration report
31 December 2025

Company performance relative to STIP goals in TY2025 was mixed.  The team exceeded established goals for Rhyolite Ridge plant optimization, exercised fiscal discipline to spend ~6% below budget, achieved excellent safety outcomes, obtained State of Nevada permit modification approvals while making excellent progress in transferring operational water rights and maintained team continuity at the senior levels.  Unfortunately, the team was not able to make substantial progress in advancing the strategic partnering process and efforts to gain Federal Agency approvals to outplant Tiehm’s Buckwheat were negatively impacted by the U.S. Government extended shutdown.

The STI calculation is comprised of a 75% component for Company performance and a 25% component for individual performance and contribution to organisational objectives.  The Board approved a rating for the Company performance component of TY2025 STI of 70% of target (35% of maximum).

The following table provides the calculated outcome for each measure in the TY2025 STI scorecard.

Measure	Weighting	Outcome as a % of		Total
		Target	Stretch	Outcome
Strategic Partnering	40%	0%	N/A	0%
Improve Project Economics	20%	100%	100%	40%
Adherence to Budget	10%	100%	N/A	10%
Safety	5%	100%	100%	10%
License to Operate – permits and water	5%	100%	N/A	5%
License to Operate – Tiehm’s Buckwheat	15%	0%	N/A	0%
Employee Retention	5%	100%	N/A	5%
Total	100%			70%

ioneer Limited
Remuneration report
31 December 2025
The STIP payout to each executive for TY2025 was as follows:

Executive	Target STI (% base salary) [1]	Weighted Outcome (% target)	Weighted Outcome (% maximum)	Payout ($)
James Calaway[2]	60%	61%	31%	45,938
Bernard Rowe[2]	80%	64%	32%	100,362
April Hashimoto[3]	50%	64%	32%	4,069
Ken Coon[4]	20%	71%	36%	19,070
Yoshio Nagai[4]	20%	70%	35%	19,910
Chad Yeftich	40%	70%	35%	40,660
Matt Weaver	50%	80%	40%	66,706

(1)
Each executive KMP annual target STI shown in the table was prorated for the six-month performance period (1 July 2025 to 31 December 2025).  The STI awards for executive KMP were split between Company performance (75%) and individual performance (25%) and awarded in cash.

(2)	The Board made downward adjustments to the individual performance ratings for the Managing Director and Executive Chairman, reflecting delays in the strategic partnering process.
(3)
April Hashimoto provides services pursuant to a consulting agreement and therefore her STI payout was based on the services invoiced from her designation as an executive KMP on 4 December 2025 to 31 December 2025.

(4)	For Ken Coon and Yoshio Nagai, the STI annual targets were reduced from 40% to 20% to reflect their 50% work schedule.

3.4.3	LTI PRs vesting

No LTI PRs were scheduled to have the performance or service period end in TY2025.

3.4.4	Statutory remuneration

The following table sets out KMP remuneration for the 2025 Transition Period and the 2025 Financial Year in US Dollars and has been prepared in accordance with the requirements of Section 300A of the Australian Corporations Act 2001 and associated accounting standards.

ioneer Limited
Remuneration report
31 December 2025
Name (Position)	Year	Base Salary	Superannuation	Health & Life Benefits	Non- Monetary Benefits[3]	STI	Long Service Leave	Share-based Payment Options & Rights[1]	Total Statutory Remuneration	% of performance- based rem.
Non- Executive Director
Alan Davies	TY2025	32,500	-	-	-	-	-	11,882	44,382	27%
	FY2025	65,000	-	-	-	-	-	15,000	80,000	19%
Stephen Gardiner	TY2025	-	-	-	-	-	-	-	-	-
	FY2025	52,600	-	-	-	-	-	46,681	99,281	47%
Rose McKinney-James	TY2025	32,500	-	-	-	-	-	11,882	44,382	27%
	FY2025	65,000	-	-	-	-	-	15,000	80,000	19%
Margaret R Walker	TY2025	32,500	-	-	-	-	-	11,882	44,382	27%
	FY2025	65,000	-	-	-	-	-	15,000	80,000	19%
Timothy Woodall	TY2025	29,018	3,482	-	-	-	-	6,747	39,247	17%
	FY2025	12,400	-	-	-	-	-	972	13,372	7%
Executive Director
James D Calaway	TY2025	199,998	-	-	-	45,938	-	419,762	665,698	70%
	FY2025	462,000	-	-	-	82,180	-	340,591	885,271	48%
Bernard Rowe	TY2025	194,285	9,827	2,675	-	100,362	3,207	874,757	1,185,113	82%
	FY2025	421,009	19,454	3,742	-	144,546	7,255	844,085	1,440,091	69%
Executives
Ian Bucknell [2]	TY2025	156,202	8,712	3,111	-	-	(31,338)	(382,047)	(245,360)	156%
	FY2025	298,209	19,454	4,081	-	66,438	4,962	571,535	964,679	66%
April Hashimoto [3]	TY2025	12,710	-	-	-	4,069	-	-	16,779	24%
Ken Coon [4,5]	TY2025	67,000	-	549	-	19,070	-	59,423	146,042	54%
	FY2025	200,833	-	1,033	3,950	29,325	-	309,602	544,243	62%
Yoshio Nagai [4]	TY2025	70,998	3,990	2,058	-	19,910	-	70,715	167,617	54%
	FY2025	212,298	11,490	4,116	-	30,905	-	312,068	570,877	60%
Chad Yeftich	TY2025	160,599	3,042	7,854	-	40,660	-	94,263	369,593	37%
	FY2025	291,067	8,070	15,869	-	52,908	-	398,909	766,823	59%
Matt Weaver	TY2025	175,465	8,325	6,794	-	66,706	-	168,631	426,102	55%
	FY2025	331,683	16,584	14,145	-	72,528	-	669,894	1,104,834	67%
Total	TY2025	1,163,776	37,378	23,221	-	296,715	(28,131)	1,351,199	2,844,158
	FY2025	2,477,099	75,052	42,985	3,950	478,830	12,217	3,539,336	6,624,304

(1)	Share based payment expense for the 2025 Transition Period (six months ended December 31, 2025).
(2)
Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025.  Amounts in brackets are the result of the reversal of accrued long service leave, and reversal of share-based expense relating to forfeited performance rights that were reversed upon Ian Bucknell’s resignation.

(3)
April Hashimoto was appointed Interim Chief Financial Officer on 6 November 2025 pursuant to a consulting contract by which she is paid based on an hourly rate and participates in STIP.  The amount shown as base pay reflects the amount invoiced under the consulting contract for the period that April Hashimoto was an executive KMP (4 December 2025 to 31 December 2025).

(4)	Ken Coon and Yoshio Nagai transitioned from full-time to part-time employment, effective 1 January 2025.
(5)	Non-monetary benefits relate to leased accommodation provided to Executive in Reno.

ioneer Limited
Remuneration report
31 December 2025
3.4.5	KMP shareholdings

The movements in Share and other Equity Holdings for KMP are disclosed in the table below.

Name	Ordinary shares					Performance rights			Options
	Balance at 30/06/25	Acquired	Disposed	Other	Balance at 31/12/25	Balance at 30/06/25	Net change	Balance at 31/12/25	Balance at 30/06/25	Net change	Balance at 31/12/25
Non-Executive Directors
Alan Davies	5,026,259	887,890	-	-	5,914,149	132,190	55,893	188,083	326,323	(326,323)	-
Stephen Gardiner	323,663	-	-	-	323,663	263,354	(263,354)	-	-	-	-
Rose McKinney-James	670,070	132,190	-	-	802,260	132,190	55,893	188,083	-	-	-
Margaret R Walker	750,070	405,310	-	-	1,155,380	132,190	55,893	188,083	-	-	-
Timothy Woodall	75,000	300,000	-	-	375,000	200,000	188,083	388,083	-	-	-
Executive Directors
James D Calaway	58,995,110	4,600,759	-	-	63,595,869	5,939,542	1,267,279	7,206,821	326,323	(326,323)	-
Bernard Rowe	69,609,147	9,197,048	-	-	78,806,195	11,906,857	4,291,648	16,198,505	-	-	-
Executives
Ian Bucknell [1]	6,300,766	3,144,310	(500,000)	-	8,945,076	7,703,997	(7,703,997)	-	-	-	-
April Hashimoto [2]	-	-	-	-	-	-	-	-	-	-	-
Ken Coon	2,888,426	1,694,181	(770,338)	-	3,812,269	3,572,885	561,363	4,134,248	-	-	-
Yoshio Nagai	4,398,099	1,449,162	-	-	5,847,261	3,942,872	1,038,097	4,980,969	-	-	-
Matt Weaver	7,314,594	3,682,025	(1,595,085)	-	9,401,534	8,883,109	2,392,201	11,275,310	-	-	-
Chad Yeftich	2,761,885	1,613,788	(792,967)	-	3,582,706	4,634,991	1,842,103	6,477,094	-	-	-
Total	159,113,089	27,106,663	(3,658,390)	-	182,561,362	47,444,177	3,781,102	51,225,279	652,646	(652,646)	-

(1)	Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025.
(2)	April Hashimoto was appointed Interim Chief Financial Officer pursuant to a consulting contract effective 6 November 2025 and became an executive KMP on 4 December 2025.

Equity vesting

There are no options outstanding.  The following table presents that all remaining options have lapsed.  The option terms are set out in Note 18 of the financial statements.

ioneer Limited
Remuneration report
31 December 2025
Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/25	Options Granted	Options Exercised	Options Lapsed	Balance at 31/12/25	Financial year to vest
James D. Calaway	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	(326,323)	-	2022
Sub Total						326,323	-	-	(326,323)	-
Alan Davies	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	(326,323)	-	2022
Sub Total						326,323	-	-	(326,323)	-
Total						652,646	-	-	(652,646)	-

ioneer Limited
Remuneration report
31 December 2025
The following table presents all PRs that have been granted, vested or lapsed during TY2025.  The rights terms and additional details are set out in Note 18 of the financial statements.

Name	Grant Date (mm/dd/yyyy)	Vesting Date (mm/dd/yyyy)	Fair value at grant	Rights Granted	Rights Vested	Rights Lapsed	% vested
Plan

James D. Calaway
2022 LTI - time based	11/4/2022	7/1/2025	0.570	-	(272,878)	-	100%
2022 LTI - performance based	11/4/2022	7/1/2025	0.554	-	(73,677)	(335,640)	18%
2024 STI - time based	11/1/2024	7/1/2025	0.280	-	(2,272,571)	-	100%
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(185,066)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	263,316	-	-	0%
2025 LTI – time based	11/6/2025	1/1/2029	0.185	1,101,410	-	-	0%
2025 LTI - performance based	11/6/2025	1/1/2029	0.185	1,652,115	-	-	0%
2025 STI – ROD bonus time based [1]	11/6/2025	11/7/2025	0.185	1,796,567	(1,796,567)	-	100%
2025 STI - time based	11/6/2025	7/1/2026	0.185	1,390,270	-	-	0%
Sub Total				6,203,678	(4,600,759)	(335,640)
Alan Davies
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(132,190)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	(132,190)	-
Stephen Gardiner [2]
Granted on employment	8/25/2022	8/25/2025	0.660	-	(182,916)	(13,617)	93%
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(66,821)	-	100%
Sub Total				-	(249,737)	(13,617)
Rose McKinney-James
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(132,190)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	(132,190)	-
Margaret R Walker
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(132,190)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	(132,190)	-
Timothy Woodall
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	-	-
Ian Bucknell [3]
2022 LTI - time based	7/1/2022	7/1/2025	0.425	-	(292,581)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(78,997)	(359,874)	18%
2023 LTI - time based	7/1/2023	7/1/2026	0.340	-	-	(419,206)	0%
2023 LTI - performance based	7/1/2023	7/1/2026	0.340	-	-	(628,809)	0%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,717,742)	-	100%
2024 LTI – time based	7/1/2024	7/1/2027	0.149	-	-	(989,382)	0%
2024 LTI - performance based	7/1/2024	7/1/2027	0.149	-	-	(1,484,073)	0%
Supplemental 2024 LTI	3/1/2025	2/28/2029	0.145	-	-	(866,666)	0%
Supplemental 2024 LTI	3/1/2025	2/28/2029	0.145	-	-	(866,667)	0%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	1,770,687	-	(1,770,687)	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	2,656,031	-	(2,656,031)	0%
2025 STI - time based	8/28/2025	9/1/2025	0.115	1,054,990	(1,054,990)	-	100%
Sub Total				5,481,708	(3,144,310)	(10,041,395)
Ken Coon
2022 LTI - time based	7/1/2022	7/1/2025	0.000	-	(151,599)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(40,932)	(186,466)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,027,493)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	787,141	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	1,180,712	-	-	0%
2025 STI - time based	8/28/2025	9/1/2025	0.115	474,157	(474,157)	-	100%
Sub Total				2,442,010	(1,694,181)	(186,466)
Yoshio Nagai
2022 LTI - time based	7/1/2022	7/1/2025	0.425	-	(160,695)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(43,388)	(197,654)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,245,079)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	834,135	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	1,251,202	-	-	0%
2025 STI - time based	8/28/2025	7/1/2026	0.115	599,576	-	-	0%
Sub Total				2,684,913	(1,449,162)	(197,654)
Bernard Rowe
2022 LTI - time based	11/4/2022	7/1/2025	0.570	-	(560,084)	-	100%
2022 LTI - performance based	11/4/2022	7/1/2025	0.554	-	(151,223)	(688,902)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.280	-	(3,806,452)	-	100%
2025 LTI – time based	11/6/2025	1/1/2029	0.185	3,377,320	-		0%
2025 LTI - performance based	11/6/2025	1/1/2029	0.185	5,065,979	-	-	0%
2025 STI – ROD bonus time based [1]	11/6/2025	11/7/2025	0.185	4,379,289	(4,379,289)	-	100%
2025 STI - time based	11/6/2025	7/1/2026	0.185	1,055,010			0%
Sub Total				13,877,598	(8,897,048)	(688,902)
Chad Yeftich
2022 LTI - time based	7/1/2022	7/1/2025	0.615	-	(204,658)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.709	-	(55,258)	(251,729)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,353,872)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	1,072,039	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	1,608,059	-	-	0%
2025 STI - time based	8/28/2025	7/1/2026	0.115	1,027,522	-	-	0%
Sub Total				3,707,620	(1,613,788)	(251,729)
Matt Weaver
2022 LTI - time based	7/1/2022	7/1/2025	0.425	-	(323,663)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(87,389)	(398,106)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,994,544)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	2,078,361	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	3,117,542	-	-	0%
2025 STI - time based	8/28/2025	9/1/2025	0.115	1,198,869	(1,198,869)	-	100%
Sub Total				6,394,772	(3,604,465)	(398,106)
Total				41,544,631	(25,650,020)	(12,113,509)

(1)	ROD bonuses are a one-off time-based grant issued upon achievement of a positive Record of Decision in FY2025, with a one-day vesting period, approved at the 31 October 2025 Annual General Meeting.
(2)	Stephen Gardiner retired from the Board effective 5 May 2025.
(3)	Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025. No pro-rata incentives were paid and all incentives lapsed.

ioneer Limited
Remuneration report
31 December 2025
3.5	Key terms of executive KMP employment contracts

3.5.1	Notice and termination payments

The following table sets out for the contractual provisions for current executive KMP.

Position
Executive chair	12 months	1 month	1 month	Nil	Pro-rata for time served as executive	Lapses
Managing Director	Open term agreement	6 months	6 months	12 months	Pro-rata for good leavers	Lapses
Executive KMP[1]	Open term agreement	6 Months	3 Months	12 months	Pro-rata for good leavers	Lapses
Interim CFO[1]	Fixed term agreement	90 Days	90 Days	Nil	Not applicable	Not applicable
1 Executive KMP includes the Interim CFO who was appointed on 6 November 2025 and became an executive KPM on 4 December 202 pursuant to a Consulting Agreement with the Company that has a fixed term ending on 31 July 2026.  The former CFO, who was an employee of Ioneer, departed the Company on 4 December 2025.

Termination payments are calculated based upon base salary at the date of termination. No payment is made for termination due to gross misconduct.

3.5.2	Executive Directors’ employment agreements

The following summarizes the terms of the contract with the Executive chair

Feature
Term	Expected to continue until a Final Investment Decision (FID) has been accomplished. The FID is expected to be achieved in FY2026.
Base Salary	US$250,000 per annum, effective 4 January 2025. This is in addition to the existing non-executive chair remuneration of US$185,000. Base salary does not include pension and non-cash benefits.
STI	The executive chair is eligible for a target bonus that is 60% of base salary. Maximum STI is 200% of target (120% of base salary). Further details are discussed in section 4.3.2.

ioneer Limited
Remuneration report
31 December 2025
Feature
Equity Grants
The executive chair is eligible for an equity grant at 60% of base salary in the form of PRs.

60% of the PRs will be performance based.  40% of the PRs will be time based.  As the executive chair’s contract is defined in U.S. dollars, the number of PRs awarded is calculated using a 10-day VWAP up to and including the last day of the performance period and the closing exchange rate as at the last day of the performance period.

Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. Maximum performance-based PRs is 72% of base salary. Time based PRs is 24% of base salary.

Further details are discussed in section 4.3.3.

Termination	Either party may terminate the contract with one month’s notice. The Company may also terminate the contract without notice in circumstances such as material breach or serious misconduct.

The following summarizes the terms of the contract with the Managing Director:

Feature
Term	Open term agreement
Base Salary	A$585,000 per annum. Base salary does not include superannuation and non-cash benefits.
STI	The MD is eligible for a target bonus that is 80% of base salary. Maximum STI is 200% of target (160% of base salary). Further details are discussed in section 4.3.2.
Equity Grants
The MD is eligible for an equity grant at 120% of base salary in the form of PRs.

60% of the PRs will be performance based.  40% of the PRs will be time based.

Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. Maximum performance-based PRs is 144% of base salary. Time based PRs is 48% of base salary.

Further details are discussed in section 4.3.3.

Termination	By executive: 6 months’ notice By company: 6 months’ notice

The following summarizes the terms of the contract with the other executive KMPs (except the Interim CFO):

ioneer Limited
Remuneration report
31 December 2025
Feature
Executive KMP	Senior vice president engineering & operations Vice president human resources Vice president commercial sales & marketing Vice president corporate development & external affairs
Term	Open-term agreements
Base Salary	See section 4.3.1. Base salary does not include superannuation and non-cash benefits.
STI
For TY2025, the:

•       Senior vice president engineering & operations is eligible for a target bonus that is 50% of base salary.  Maximum STI is 200% of target (100% of base salary).

•       Vice president human resources is eligible for a target bonus that is 40% of base salary.  Maximum STI is 200% of target (80% of base salary).

•       Vice president commercial sales & marketing is eligible for a target bonus that is 40% of base salary.  Maximum STI is 200% of target (80% of base salary).

•       Vice president commercial corporate development & external affairs is eligible for a target bonus that is 40% of base salary.  Maximum STI is 200% of target of target (80% of base salary).

Further details are discussed in section 4.3.2.

Equity Grants
LTIP is comprised of two components, 60% of the PRs are performance based and 40% of the PRs are time based.

Performance-based awards may range from 0 to 200% of grant based upon achievement of pre-established targets.

LTIP targets are as follows:

•         Senior vice president engineering & operations is eligible for an equity grant at 85% of base salary in the form of PRs.  Maximum performance-based PRs is 102% of base salary.  Time based PRs is 34% of base salary.

•       Vice president human resources is eligible for an equity grant at 40% of base salary in the form of PRs.  Maximum performance-based PRs is 48% of base salary. Time based PRs is 16% of base salary.

•       Vice president commercial sales & marketing is eligible for an equity grant at 40% of base salary in the form of PRs.  Maximum performance-based PRs is 48% of base salary.  Time based PRs is 16% of base salary.

•        Vice president commercial corporate development & external affairs is eligible for an equity grant at 50% of base salary in the form of PRs.  Maximum performance-based PRs is 60% of base salary.  Time based PRs is 20% of base salary.

Further details are discussed in section 4.3.3.

ioneer Limited
Remuneration report
31 December 2025
Feature
Termination	By executive: 3 months’ notice By company: 6 months’ notice

ioneer Limited
Remuneration report
31 December 2025
4.	Non-executive Director remuneration policy

4.1	Remuneration Policy

Remuneration for Non-executive Directors (NEDs) is subject to the aggregate limit of A$1,000,000 per annum which was set by shareholders at the 2017 Annual Meeting.  This includes superannuation and other retirement benefits and does not include any payments made to the executive chair for his role as an executive.

Fees for Non-executive Directors are fixed and are not linked to the financial performance of the Company.  In addition to Board and Committee fees, Non-executive Directors are entitled to be reimbursed for all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees, or shareholders or while engaged on Ioneer business.

The following table sets out the Board fee structure effective 1 July 2024.  The fees do not include superannuation or other retirement benefits.

	Chair		Member
	Cash	Equity	Cash	Equity
Board	$150,000	$35,000	$60,000	$25,000
Audit & Risk committee	$5,000	-	-	-
Remuneration committee	$5,000	-	-	-
Projection Execution committee	$5,000	-	-	-
Environmental, Health, Safety and Sustainability committee	$5,000	-	-	-

4.2	NED equity

As shown in the above table, a portion of the NED fees are paid in the form of time-based performance rights.  The following table presents the terms of the NED equity arrangement.

Feature
Purpose	Issued in lieu of paying remuneration in cash.
Participants	The executive chair and NEDs.
Instruments issued	Time-based Performance Rights (PRs).
Allocation value	10-day VWAP up to the AGM.
Value of PRs to be granted	Executive chair: US$35,000 (18.9% of total non-executive chair fees). NEDs: US$25,000 (27.8% of total NED fees).
Vesting Date	1 year from date of approval.
Acquisition of PRs and shares
PRs are issued by the company and held by the participant subject to the satisfaction of the time requirement.  The number of PRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.

If the PRs vest, NEDs receive newly issued shares.

Treatment of dividends and voting rights	PRs do not have voting rights or provide dividend payments.
Equity Incentive Plan and/or clawback	N/A

ioneer Limited
Remuneration report
31 December 2025
Feature
Restriction on hedging	Hedging of PRs by NEDs is not permitted.
Treatment on termination	Some or all of the grants may remain on foot.

ioneer Limited
Statement of profit or loss and other comprehensive income
For the period ended 31 December 2025

		6 months	12 months
		ended	ended
	Note	31-Dec-2025	30-Jun-2025
		$'000	$'000
Revenue
Interest revenue calculated using the effective interest method		328	653

Expenses
Employee benefits expense		(2,721)	(6,372)
Impairment of assets		-	(37)
Other expenses		(1,645)	(3,787)
Finance costs		(32)	(11)

Loss before income tax expense		(4,070)	(9,554)

Income tax expense	5	-	-

Loss after income tax expense for the period attributable to the owners of ioneer Limited	20	(4,070)	(9,554)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		207	(269)

Other comprehensive income for the period, net of tax		207	(269)

Total comprehensive income for the period attributable to the owners of ioneer Limited		(3,863)	(9,823)

		Cents	Cents

Basic earnings per share	25	(0.17)	(0.41)
Diluted earnings per share	25	(0.17)	(0.41)

The above interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes ioneer Limited
Statement of financial position
As at 31 December 2025

	Note	31-Dec-2025	30-Jun-2025
		$'000	$'000
Assets

Current assets
Cash and cash equivalents	6	17,863	25,059
Receivables	8	508	208
Total current assets		18,371	25,267

Non-current assets
Receivables	9	289	289
Property, plant and equipment	10	335	289
Right-of-use assets	11	266	334
Exploration and evaluation	12	209,009	203,110
Other	13	4,273	4,252
Total non-current assets		214,172	208,274

Total assets		232,543	233,541

Liabilities

Current liabilities
Payables	14	1,686	2,408
Lease liabilities	15	151	106
Provisions	16	303	462
Total current liabilities		2,140	2,976

Non-current liabilities
Lease liabilities	17	184	267
Total non-current liabilities		184	267

Total liabilities		2,324	3,243

Net assets		230,219	230,298

Equity	18
Issued capital	19	309,498	302,651
Reserves	20	(5,303)	(2,447)
Accumulated losses		(73,976)	(69,906)

Total equity		230,219	230,298

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes ioneer Limited
Statement of changes in equity
For the period ended 31 December 2025

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2024	281,671	(12,761)	9,663	(60,352)	218,221

Loss after income tax expense for the period	-	-	-	(9,554)	(9,554)
Foreign currency exchange differences	-	(269)	-	-	(269)

Total comprehensive income for the period	-	(269)	-	(9,554)	(9,823)

Share issue from capital raise	16,412	-	-	-	16,412
Fair value of performance rights vested	5,186	-	(5,186)	-	-
Share issue costs from capital raise	(618)	-	-	-	(618)
Share-based payments expensed/capitalised	-	-	6,106	-	6,106

Balance at 30 June 2025	302,651	(13,030)	10,583	(69,906)	230,298

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2025	302,651	(13,030)	10,583	(69,906)	230,298

Loss after income tax expense for the period	-	-	-	(4,070)	(4,070)
Foreign currency translation differences	-	207	-	-	207

Total comprehensive income for the period	-	207	-	(4,070)	(3,863)

Share issued from capital raise	2,176	-	-	-	2,176
Share issue costs from capital raise	(99)	-	-	-	(99)
Fair value of performance rights vested	4,770	-	(4,770)	-	-
Share-based payments expensed/capitalised	-	-	1,707	-	1,707

Balance at 31 December 2025	309,498	(12,823)	7,520	(73,976)	230,219

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes ioneer Limited
Statement of cash flows
For the period ended 31 December 2025

		6 months	12 months
		ended	ended
	Note	31-Dec-2025	30-Jun-2025
		$'000	$'000
Cash flows from operating activities
Payments to suppliers and employees		$(3,069)	(6,805)

Net cash used in operating activities	7	(3,069)	(6,805)

Cash flows from investing activities
Payments for plant and equipment	10	(9)	-
Expenditure on exploration and evaluation	12	(6,629)	(14,510)
Interest received		309	680

Net cash used in investing activities		(6,329)	(13,830)

Cash flows from financing activities
Proceeds from issue of shares	18	2,176	16,412
Repayment of borrowings		-	(1,200)
Transaction costs related to issues of equity securities		(99)	(618)
Repayment of lease liabilities		(95)	(140)
Payment for establishment of loan		-	(4,252)

Net cash from financing activities		1,982	10,202

Net decrease in cash and cash equivalents		(7,416)	(10,433)
Cash and cash equivalents at the beginning of the period		25,059	35,715
Effects of exchange rate changes on cash and cash equivalents		220	(223)

Cash and cash equivalents at the end of the period	6	17,863	25,059

The above interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes ioneer Limited
Notes to the financial statements
31 December 2025

Note 1.	Basis of preparation and Material accounting policies

1.1	Corporate information
The consolidated financial statements of Ioneer Ltd (the Company or parent) and its subsidiaries (collectively the Group) for six months ended 31 December 2025 was authorised for issue in accordance with a resolution of the Directors on 18 March 2026.

The Group is a for-profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code "INR" and on Nasdaq under the ticker code "IONR". The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.

The Group is principally engaged in the development of the Rhyolite Ridge lithium-boron deposit in the state of Nevada, United States of America. Further information about the nature of the Group's operations and activities is provided in the Directors' Report. Information on the group structure is set out in Note 29 of this report and information on other related party disclosures of the Group is provided in Note 32.

1.2	Basis of preparation
These consolidated financial statements of the Group have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB'), including new or amended accounting standards effective for reporting periods beginning 1 July 2025.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in USD, and all values are rounded to the nearest thousand (‘$000), except where otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements provide comparative information in respect of the previous period.

1.3	Change in fiscal year
On September 25, 2025, the Board of Directors approved a change in the Company’s financial year end from 30 June to 31 December to better align the accounting reporting period with its subsidiaries in the United States of America, where the bulk of the group’s business operations are located. This financial report is presented for the 6-month transition period from 1 July 2025 to 31 December 2025 with the comparative reporting period being the 12 months ended 30 June 2025. Hence, the amounts presented in the financial statements are not entirely comparable.

1.4	New or amended Accounting Standards and Interpretations
The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.

The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the six months ended 31 December 2025. The Group's management have yet to assess the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

AASB 18 - Presentation and Disclosure in Financial Statements

AASB 18 replaces AASB 101 as the standard describing the primary financial statements and sets out the requirements for the presentation and disclosure of information in AASB-compliant financial statements. Amongst other changes, it introduces the concept of 'management-defined performance measure' to financial statements and requires the classification of transactions presented within the statement of profit or loss within one of five categories - operating, investing, financing, income taxes and discontinued operations. It also provides enhanced requirements for the aggregation and disaggregation of information.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 1. Basis of preparation and Material accounting policies (continued)
AASB 7 and AASB 9 - Financial Instruments

The amendments to AASB 7 and AASB 9 clarify that a financial liability is derecognised on settlement date, i.e. when the related obligation is discharged, cancelled, expires or the liability otherwise disqualifies for recognition. It also clarifies how to assess contractual cash flow characteristics.

The Group is currently assessing the impact the amendments will have on current practice.

1.5	Basis of consolidation
Controlled entities
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 30 June 2025. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)
●	Exposure, or rights, to variable returns from its involvement with the investee
●	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee
●	Rights arising from other contractual arrangements
●	The Group's voting rights and potential voting rights

There has been no change in the control of any subsidiaries during the financial period. All subsidiaries are 100% owned by the Company (30 June 2025: 100%).

Transactions eliminated on consolidation

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Accounting policies

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

1.6	Current versus non-current classification
The Group presents assets and liabilities in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets and liabilities.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 1. Basis of preparation and Material accounting policies (continued)
1.7	Critical accounting estimates and judgements
The preparation of these financial statements in conformity with Australian Accounting Standards has required management to make judgements, estimates and assumptions which impact the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly and revisions to accounting estimates are reviewed in the period in which the estimate is revised. The most significant estimates and assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.

Exploration and evaluation assets

The Group's policy for exploration and evaluation expenditure is set out in Note 12. The application of this policy requires certain judgements and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such judgements and assumptions may change as new information becomes available. If, after capitalisation of expenditure under the policy, there are indicators that the capitalised expenditure will not be recovered by future exploitation or sale, then an impairment test is performed and the relevant amount will be written off in the statement of profit and loss. Changes in judgements and assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based payment transactions

The Group measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted.

1.8	Foreign Currency Transactions and Balances
Functional and presentation currency
The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.

The functional currency of the entities in the Group is predominately US Dollars, with the exception of Ioneer Ltd which has a functional currency of Australian Dollars.

Transactions and balances

Foreign currency transactions are translated at the foreign exchange rate at the date of transaction. Monetary assets and liabilities denominated in a foreign currency at the end of the reporting period are translated at the year-end exchange rate. Exchange differences arising on the translation of monetary items are recognised in the statement of profit and loss.

Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of transaction. Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise, the exchange difference is recognised in the profit and loss.

Presentation of foreign exchange gains or losses in the statement of profit or loss

The Group presents its foreign exchange gains and losses within net financing income/(costs) in the statement of profit and loss.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method. The transaction costs that are incurred in advance of the loan and borrowings are deferred and recognised as other receivables. These costs will be subsequently accounted for as part of the amortised cost of the borrowings.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 1. Basis of preparation and Material accounting policies (continued)
Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.

1.9	Going Concern
The Directors believe that the going concern basis is appropriate for the preparation of the consolidated financial statements, notwithstanding continued losses and no ongoing revenue stream, with the Group having a strong fund-raising track record.

After completing a financing in February 2026 raising gross proceeds of A$72 million (~US$50 million) through the issuance of 400,000,000 new fully paid ordinary shares, the Group has sufficient cash reserves to support the going concern position and will continue to advance the strategic partnership process to raise additional required project funding.

Note 2. Operating segments

2.1 Operating Segments
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses; including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Managing Director is considered to be the CODM and is empowered by the Board to allocate resources and assess the performance of the Group.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Description of segments

The Company operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group.

North America	Represents activity in the US primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

ioneer Limited
Notes to the financial statements
31 December 2025

Note 2. Operating segments (continued)
	North America	North America	Australia	Australia	Total	Total
	6 months ended	12 months ended	6 months ended	12 months ended	6 months ended	12 months ended
	31-Dec-25	30-Jun-25	31-Dec-25	30-Jun-25	31-Dec-25	30-Jun-25

Exploration and evaluation expenditure - non-core	-	(37)	-	-	-	(37)
Other expenses	(741)	(1,899)	(904)	(1,888)	(1,645)	(3,787)
Reportable segment profit/loss	(741)	(1,936)	(904)	(1,888)	(1,645)	(3,824)

Employee benefits and other expenses	(964)	(2,680)	(1,757)	(3,692)	(2,721)	(6,372)
Net financing (expense)/income	(1,996)	(3,173)	2,292	3,815	296	642

Loss before income tax	(3,701)	(7,789)	(369)	(1,765)	(4,070)	(9,554)

Segment assets
Exploration assets	209,009	203,110	-	-	209,009	203,110
Other assets	12,683	9,443	10,851	20,988	23,534	30,431
Total assets	221,692	212,553	10,851	20,988	232,543	233,541

Segment liabilities
Payables	(1,416)	(2,124)	(421)	(390)	(1,837)	(2,514)
Provisions	(105)	(165)	(198)	(297)	(303)	(462)
Total current liabilities	(1,521)	(2,289)	(619)	(687)	(2,140)	(2,976)

Payables	(107)	(267)	(77)	-	(184)	(267)
Total non-current liabilities	(107)	(267)	(77)	-	(184)	(267)

Net assets	220,064	209,997	10,155	20,301	230,219	230,298

Major customers
This Company has no major customers and nil revenues (30 June 2025: nil)
Note 3. Expenses

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$'000	$'000
Impairment
Exploration expenditure written off	-	(37)

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$'000	$'000
Other expenses
General and administration expenses	822	1,877
Consulting and professional costs	646	1,633
Depreciation and amortisation	177	277

Total other expenses	1,645	3,787

Note 4. Net finance income

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$'000	$'000

Interest income from external parties	309	608
Net foreign exchange gain	19	45
Finance income	328	653

Bank charges	(24)	(9)
Lease interest	(8)	(2)
Finance costs	(32)	(11)

Net finance income	296	642

ioneer Limited
Notes to the financial statements
31 December 2025
Note 5. Income tax expense

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$'000	$'000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(4,070)	(9,554)

Tax at the statutory tax rate of 30%	(1,221)	(2,866)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Differences in tax rates	129	273
Non-deductible expenses	337	1,162
Foreign exchange and other translation adjustments	81	(38)
Additional tax-deductible expenditure	(25)	(4)
Unrecognised tax losses relating to current period	699	1,473

Income tax expense	-	-

No provision for income tax is considered necessary in respect of the Company for the six months ended 31 December 2025. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes (30 June 2025: nil). The Group has estimated tax loss positions across the Group as follows:

	31-Dec-25	30-Jun-25
	$'000	$'000

Deferred tax relates to the following:
Foreign exchange gain/loss	(1,326)	(1,406)
Losses available for offsetting against future taxable income	1,326	1,406

Net deferred tax asset	-	-

The Group has tax losses for which no deferred tax assets has been recognised on the Statement of Financial Position that amounted to $44.8 million (30 June 2025: $45.9 million).

	31-Dec-25	30-Jun-25
	$'000	$'000

Total tax losses	49,227	50,563
Tax losses utilised	(4,419)	(4,688)

	44,808	45,875

	Jurisdiction
Revenue losses	Australia $'000	USA $'000	Canada $'000	Total $'000

Balance at 1 July 2025	11,707	29,046	327	41,080
Movement during the period	(879)	(175)	(5)	(1,059)

Balance at 31 December 2025	10,828	28,871	322	40,021

ioneer Limited
Notes to the financial statements
31 December 2025

Note 5. Income tax expense (continued)
	Jurisdiction
Capital losses	Australia $'000	USA $'000	Canada $'000	Total $'000

Balance at 1 July 2025	4,795	-	-	4,795
Movement during the period	(8)	-	-	(8)

Balance at 31 December 2025	4,787	-	-	4,787

Total revenue and capital losses not recognised	15,615	28,871	322	44,808

These amounts will only be obtained if:

●	the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised.
●	the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law, and
●
no changes in tax legislation adversely affect the Company and Controlled Entities in realising the benefit from the deductions for the losses, i.e. current tax legislation permits carried forward tax losses to be carried forward indefinitely.

●
the accumulated tax losses in Australia may be carried forward and offset against taxable income in the future for an indefinite period, subject to meeting Australian tax rules around continuity of ownership or business continuity test.

●
the accumulated tax losses in the USA can be carried forward and used to offset future taxable income for a period of 20 years from the year in which the losses were incurred, and losses will start to expire from the year 2027 onwards.

Ioneer Ltd is not part of an Australian tax-consolidated group. Current and deferred tax amounts (if any) are measured as a stand-alone taxpayer. There are no tax funding arrangements or tax sharing agreements in place.

The Group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.
Note 6. Current assets - cash and cash equivalents

	31-Dec-25	30-Jun-25
	$'000	$'000

Cash at bank	10,843	21,001
Cash on deposit	7,020	4,058

	17,863	25,059

Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 7. Reconciliation of loss after income tax to net cash used in operating activities

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$'000	$'000

Loss after income tax expense for the period	(4,070)	(9,554)

Adjustments for:
Depreciation	177	277
Exploration expenditure written off	-	37
Share-based payments	1,102	3,164
Net foreign exchange differences - unrealised	(19)	(45)
Interest income	(308)	(681)
Interest expense	8	26
Interest paid	-	(17)

Change in operating assets and liabilities:
Decrease/(increase) in receivables	(409)	127
Increase/(decrease) in provision for employee benefits	(158)	34
Increase/(decrease) in accounts payable	608	(173)

Net cash used in operating activities	(3,069)	(6,805)

Note 8. Current assets - receivables

	31-Dec-25	30-Jun-25
	$'000	$'000

Other debtors	160	143
Prepayments	348	65

Total current receivables	508	208

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Impairment losses, if any, are recognised in the profit and loss.

Note 9. Non-current assets - receivables

	31-Dec-25	30-Jun-25
	$'000	$'000

Other debtors	289	289

Non-current other debtors represent security deposits.

ioneer Limited
Notes to the financial statements
31 December 2025
Note 10. Non-current assets - property, plant and equipment

	31-Dec-25	30-Jun-25
	$'000	$'000

Leasehold improvements - at cost	88	-
Less: Accumulated depreciation	(3)	-
	85	-

Plant and equipment - at cost	626	606
Less: Accumulated depreciation	(376)	(317)
	250	289

	335	289

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period-end and previous financial year are set out below:

	Leasehold improvements	Plant and equipment	Total
	$'000	$'000	$'000

Balance at 1 July 2024	-	406	406
Depreciation expense	-	(117)	(117)

Balance at 30 June 2025	-	289	289
Additions	-	20	20
Transfers in/(out)	88	-	88
Depreciation expense	(3)	(59)	(62)

Balance at 31 December 2025	85	250	335

Plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.

An item of plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of profit and loss in the period the item is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end adjusted prospectively, if appropriate. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use.

Note 11. Non-current assets - right-of-use assets

	31-Dec-25	30-Jun-25
	$'000	$'000

Plant and equipment - right-of-use	755	755
Less: Accumulated depreciation	(489)	(421)

	266	334

ioneer Limited
Notes to the financial statements
31 December 2025

Note 11. Non-current assets - right-of-use assets (continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current period-end and previous financial year are set out below:

Plant and equipment - right-of-use
$'000

Balance at 1 July 2024	71
Additions	423
Depreciation expense	(160)

Balance at 30 June 2025	334
Depreciation expense	(68)

Balance at 31 December 2025	266

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before commencement date less any less incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Right-of-use assets are subject to impairment. The current lease terms range between 1-4 years (30 June 2025: 1-4 years).

Note 12. Non-current assets - exploration and evaluation

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest.

Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:

●	such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or
●	exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

The types of costs recognised as exploration and evaluation assets include costs to acquire the legal rights to explore in the specific area and costs incurred in respect of the search for mineral resources, determination of technical feasibility and the assessment of commercial viability of an identified resource, in accordance with AASB 6.

A Final Investment Decision (FID) to develop the Project is expected to be made after considering the following key factors: required permits are in place, engineering has reached construction ready status, adequate offtake agreements have been signed to underwrite any debt requirements, and the Project is funded through a mix of equity and debt. In order for FID and to attract funding, the Project will need to demonstrate technical feasibility and commercial viability.

Once FID has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the costs of development. To date, no development decision has been made.

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicators of impairment have been identified as at 31 December 2025.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 12. Non-current assets - exploration and evaluation (continued)
When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount, the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

	31-Dec-25	30-Jun-25
	$'000	$'000

Exploration assets	209,009	203,110

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:

Exploration assets
$'000

Balance at 1 July 2024	187,664
Additions - Rhyolite Rydge	15,300
Exploration expenditure - noncore	183
Exploration expenditure - written off	(37)

Balance at 30 June 2025	203,110
Additions - Rhyolite Rydge	5,850
Exploration expenditure - noncore	49

Balance at 31 December 2025	209,009

The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above. The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value. Amortisation, in respect of the relevant area of interest, is not charged until a mining operation has commenced.

Exploration and evaluation costs carried forward relate primarily to the Rhyolite Ridge Lithium-Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company have been fully impaired where applicable.

Note 13. Non-current assets - other

	31-Dec-25	30-Jun-25
	$'000	$'000

Unamortised loan fees	4,273	4,252

The Company paid fees to establish a loan with the US Department of Energy (DOE). The fees will be amortised over the life of the loan. Amortisation begins after the first draw on said loan. The total loan amount is US$996 million (US$968 million in principal and US$28 million in capitalised interest during construction). The loan term is 20 years, and the interest rate is fixed from the date of each advance for the term of the loan at the applicable long-dated U.S. Treasury rate.

ioneer Limited
Notes to the financial statements
31 December 2025
Note 14. Current liabilities - payables

	31-Dec-25	30-Jun-25
	$'000	$'000

Trade payables	962	2,066
Accrued expenses	724	342

	1,686	2,408

All financial liabilities are recognised initially at fair value net of directly attributable transaction costs.

After initial measurement, financial liabilities are subsequently measured at amortised cost. Current payables, other than lease liabilities, due to their short-term nature, are measured at amortised cost and are not discounted.

The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms. The carrying amounts approximate fair value.

Note 15. Current liabilities - lease liabilities

	31-Dec-25	30-Jun-25
	$'000	$'000

Lease liability	151	106

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Note 16. Current liabilities - provisions

	31-Dec-25	30-Jun-25
	$'000	$'000

Provisions for employee benefits	303	462

Provisions are made for the Group's liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employees' benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.

ioneer Limited
Notes to the financial statements
31 December 2025
Note 17. Non-current liabilities - lease liabilities

	31-Dec-25	30-Jun-25
	$'000	$'000

Lease liability	184	267

Note 18. Equity - issued capital

	31-Dec-25	30-Jun-25	31-Dec-25	30-Jun-25
	Shares	Shares	$'000	$'000

Ordinary shares - fully paid	2,674,633,957	2,608,172,516	309,498	302,651

Movements in ordinary share capital

Details	Shares	$'000

Balance as at 1 July 2024	2,325,614,708	281,671
Capital raise	252,500,000	16,412
Share issue costs from capital raise	-	(618)
Performance rights vested [1]	30,057,808	5,186

Balance at year ended 30 June 2025	2,608,172,516	302,651
Share issue from capital raise	33,550,000	2,176
Share issue costs from capital raise	-	(99)
Performance rights vested [1]	32,911,441	4,770

Balance at period ended 31 December 2025	2,674,633,957	309,498

(1)	Ordinary shares issued to employees upon vesting of performance rights

Ordinary shares are classified as equity. There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be fraction of one vote which the amount paid up bears to the total issued price thereof. They have the right to receive dividends as declared and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Incremental costs directly attributable to the issue of new shares, options or rights are shown in equity as a deduction from the proceeds.

Management controls the capital of the Group in order to maintain a sustainable debt to equity ratio, generate long-term shareholder value and that the Group can fund its operations and continue as a going concern.

The Group is not subject to any externally imposed capital requirements.

During the 12 months ended 30 June 2025, the Company issued 30,057,807 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, nil shares as a result of options exercised, and 252,500,000 shares as a consequence of a capital raise.

During the six months ended 31 December 2025, the Company issued 20,701,784 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, nil shares as a result of options exercised, and 33,550,000 shares as a consequence of a capital raise.

Share schemes
The Company has two share schemes in operation:

●	The Share Option Plan; and
●	The Equity Incentive Plan

ioneer Limited
Notes to the financial statements
31 December 2025

Note 18. Equity - issued capital (continued)
Under these plans, ordinary shares have been granted to senior executives, directors and employees and a number of consultants. Further details about the operation of these plans are set out in Note 26 'Share-based payments'. The Equity Incentive Plan is capable of issuing both options and performance rights. The pre-existing Share Option Plan will be phased out as existing options are issued or expire.

Note 19. Equity - reserves

	31-Dec-25	30-Jun-25
	$'000	$'000

Foreign currency translation reserve	(12,823)	(13,030)
Equity compensation reserve	7,520	10,583

	(5,303)	(2,447)

Foreign currency reserve
The foreign currency reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations where the functional currency is different to functional currency of the parent entity. It is also used where exchange differences arise on the translation of monetary items which form part of the net investment in the foreign operation.

Equity compensation reserve
The equity compensation reserve is used to recognise the value of equity-settled share-based payments provided to employees, directors and consultants. The fair value of such compensation is measured using generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of instruments granted is recognised as an expense or capitalised if appropriate over the vesting period with a corresponding increase in equity.

Movements in reserves

Movements in each class of reserve during the current period and previous financial year are set out below:

	Equity compensation reserve	Foreign currency translation reserve	Total
	$'000	$'000	$'000

Balance at 1 July 2024	9,663	(12,761)	(3,098)
Share based payment expensed/capitalised	6,106	-	6,106
Fair value of performance rights vested	(5,186)	-	(5,186)
Foreign currency translation differences for foreign operations	-	(269)	(269)

Balance at 30 June 2025	10,583	(13,030)	(2,447)
Share based payment expensed/capitalised	1,707	-	1,707
Fair value of performance rights vested	(4,770)	-	(4,770)
Foreign currency translation differences for foreign operations	-	207	207

Balance at 31 December 2025	7,520	(12,823)	(5,303)

Note 20. Equity - accumulated losses

	31-Dec-25	30-Jun-25
	$'000	$'000

Accumulated losses at the beginning of the financial period	(69,906)	(60,352)
Loss after income tax expense for the period	(4,070)	(9,554)

Accumulated losses at the end of the financial period	(73,976)	(69,906)

ioneer Limited
Notes to the financial statements
31 December 2025
Note 21. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial period.

Note 22. Financial instruments

Framework

Financial risk management
The Group has no financial assets where the carrying amount exceeds net fair values at balance date. The Group’s receivables at balance date are detailed in Note 8 of this report.

The Group measures and recognises in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with AASB 13 Fair value measurement. The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	Inputs for the assets or liabilities which are not based on observable market data (unobservable inputs).

The carrying values of financial assets and liabilities of the Group approximate their value.

Classification and measurement
The Group is involved in activities that expose it to a variety of financial risks, including:

(a)	Credit risk
(b)	Liquidity risk
(c)	Capital management risk
(d)	Market risk related to commodity pricing, interest rates and currency fluctuations.

The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the group. Management is responsible for monitoring the financial risks.

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.

The Group does not undertake any hedging activities.

a. Credit risk

Credit risk is the risk of sustaining a financial loss as a result of the default by a counterparty to make full and timely payments on transactions which have been executed, after allowing for set-offs which are legally enforceable.

Credit risk arises from investments in cash and cash equivalents with banks and credit exposure to customers and/or suppliers. Receivables and cash and cash equivalents represent the Group’s maximum exposure to credit risk. The Group is subject to a concentration of credit risk by having cash and cash equivalents held at one major Australian and one major U.S. bank. The Group regularly reviews its cash and cash equivalents as well as economic conditions, to determine whether adjustments to cash management are required to respond to changing conditions.

There are no trade receivables past due or impaired at the end of the reporting period (30 June 2025: nil).

b. Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient liquidity to meet its financial obligations as they fall due.

The Group manages liquidity by continually monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. Short-term and long-term cash flow projections are prepared periodically and submitted to the Board.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 22. Financial instruments (continued)
Below is a table representing the Group’s undiscounted contractual cash flows:

		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated - 31 Dec 2025
Payables	14	1,686	-	-	-	1,686
Lease liabilities	15	167	163	14	-	344

		1,853	163	14	-	2,030

		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated - 30 Jun 2025
Payables	14	2,408	-	-	-	2,408
Lease liabilities	15	118	168	108	-	394

		2,526	168	108	-	2,802

c. Capital management risk

The overriding objective of the Group’s capital management strategy is to increase shareholder return whilst maintaining the flexibility to pursue strategic initiatives within a prudent capital structure.

The primary objective of the capital management policy is to ensure the Group maintains a strong credit profile and appropriate capital ratios to support the development of the Group’s assets.

The Group manages its capital structure and makes adjustments to it in light of economic conditions.

d. Market risk

The method and assumptions remain consistent with prior periods.

Foreign exchange risk

Foreign exchange risk arises from the commercial transactions and valuations of assets and liabilities that are denominated in a currency that is not the entity’s functional currency.

The Group has monetary items, including financial assets, denominated in currencies other than the functional currency of the entity. These are primarily US$ cash and intercompany loan balances in the holding company, which has a A$ functional currency. These items are restated to A$ equivalent at each period end, and the associated gain or loss is taken to the income statement. The US$ equivalent of these FX balances is reported in the group income statement as the functional currency financial statements are translated to US$ reporting currency for group reporting purposes.

The Group operates in a predominately US$ environment. The majority of the Group’s financial position is managed and reported in US$. There is a foreign exchange exposure where the Group holds financial assets and liabilities in A$. These positions are summarised in the table below:

ioneer Limited
Notes to the financial statements
31 December 2025

Note 22. Financial instruments (continued)
	Average rate for the year 31-Dec-25	Spot rate at 31-Dec-25

AUD/USD	0.6551	0.6678

	31-Dec-25	30-Jun-25
Financial instruments denominated in Australian dollars	$’000	$’000

Financial assets
Cash	10,145	16,398
Trade and other receivables	10	19
	10,155	16,417

Financial liabilities
Trade and other payables	(497)	(321)
Provisions	(199)	(296)
	(696)	(617)

Net financial instruments	9,459	15,800

	10% increase in the AUD:USD foreign exchange rate	10% decrease in the AUD:USD foreign exchange rate	10% increase in the AUD:USD foreign exchange rate	10% decrease in the AUD:USD foreign exchange rate
Foreign exchange rate sensitivity	31-Dec-25	31-Dec-25	30-Jun-25	30-Jun-25

Impact to A$ balance:
Financial assets
Cash	1,014,533	(1,014,533)	1,639,839	(1,639,839)
Trade and other receivables	974	(974)	1,858	(1,858)
	1,015,507	(1,015,507)	1,641,697	(1,641,697)

Financial liabilities
Trade and other payables	49,663	(49,663)	32,146	(32,146)
Provision	19,860	(19,860)	29,650	(29,650)
	69,523	(69,523)	61,796	(61,796)

	1,085,030	(1,085,030)	1,703,493	(1,703,493)

There is no impact to the current period loss on the above scenarios as the impact is taken to the foreign currency translation reserve.

Interest rate risk
The Company’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates, arise in relation to the Company’s bank balance.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% would result in $211,689 (30 June 2025: $255,326) decrease in the current financial period loss and an increase in interest income related to cash deposits. A decrease of interest rates of 1% would result in $211,689 (30 June 2025: $255,326) increase in the current financial period loss and a decrease in interest income related to cash deposits.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 22. Financial instruments (continued)
Commodity price risk

The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities may be affected. The Company does not hedge its exposures.
Note 23. Employee benefits expensed

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$'000	$'000

Non-executive director fees	205	410
Executive director fees	125	313
Employee benefits expense	1,289	2,485
Share-based payments	1,102	3,164

Total employee benefits expensed	2,721	6,372

Note 24. Key management personnel disclosures

Compensation
The aggregate compensation made to directors and other members of key management personnel of the company is set out below:

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$	$

Salaries and short-term employee benefits	1,456	3,015
Post-employment benefits	38	75
Share-based payments	1,351	3,539

Total key management personnel compensation	2,845	6,629

Transactions with directors and KMP

With the exception of the disclosures within this note, no director or executive has entered into any material contracts with the Group since the end of the previous financial period and there were no material contracts involving director or executive interests existing at period end.

The Company has entered into indemnity deeds to indemnify executives and directors of the Company against certain liabilities incurred in the course of performing their duties.

ioneer Limited
Notes to the financial statements
31 December 2025
Note 25. Earnings per share

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
	$’000	$’000

Earnings used in calculating earnings per share
Loss after income tax attributable to the owners of ioneer Limited	(4,070)	(9,554)

Weighted average number of ordinary shares used as the denominator	Number	Number

Issued ordinary shares - opening balance	2,357,575,511	2,325,614,708
Effect of shares issued	56,390,855	31,960,803
Weighted average number of ordinary shares	2,413,966,366	2,357,575,511

Weighted average number of shares (diluted)	31-Dec-25	30-Jun-25

Weighted average number of ordinary shares for basic EPS	2,413,966,366	2,357,575,511
Effect of dilution from options and rights on issue	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,413,966,366	2,357,575,511

The options and performance rights are anti-dilutive and have been excluded from the diluted EPS calculation below:

	31-Dec-25 Cents	30-Jun-25 Cents

Basic earnings per share	(0.17)	(0.41)
Diluted earnings per share	(0.17)	(0.41)

Basic EPS is calculated by dividing the profit for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of the dilution from options and rights on issue in the financial year would be 76,665,575 (30 June 2025: 64,922,144). The impact of the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Note 26. Share-based payments

Share-based compensation is provided to employees via rights or options to acquire shares in the Company. As described in Note 19, the Company has two share schemes in operation. Under these plans, options or performance rights which may be converted into ordinary shares have been granted to non-executive directors, senior executives, employees and a number of consultants.

The cost of these equity-settled transactions is determined by reference to the fair value at the date at which they are granted. The fair value of the options granted is determined by using the Black & Scholes option pricing model. The fair value of the performance rights granted with time-based hurdles is determined using the 10-day VWAP of the Company’s fully paid share capital, up to and including the date the performance rights are granted. For the component of performance rights based on company share price performance relative to a peer group, the fair value is determined by using a Monte Carlo model for the valuation of the performance rights subject to the relative performance hurdle and for the component of those rights subject to the business objectives, the valuation is equal to the value of the share price at grant date, multiplied by the number of shares anticipated to vest.

The cumulative expense recognised for equity-settled transactions at each reporting date reflects:

●	the extent to which the vesting period has expired, and
●	the number of awards that, in the opinion of the directors of the Company, will ultimately vest.

This opinion is formed based on the best available information at balance date. Where an equity-settled award is cancelled, the estimate is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.

Each plan is described in more detail below.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 26. Share-based payments (continued)
Equity Incentive Plan - established at the 2018 AGM

An Equity Incentive Plan was established following the AGM held on 31 October 2018. The purpose of the new Equity Incentive Plan (“the Plan”) is to provide eligible persons the opportunity to participate in the growth and profits of the Company, and to attract, motivate and retain their services to promote the Company’s long-term success.

Under the terms of the Plan, the Board may at its discretion invite eligible persons to participate in a grant of awards. An award may be either an option or performance right, to acquire a share in the capital of the Company in accordance with the Plan rules.

Options and performance rights issued under the terms and conditions and of the Plan are as follows:

Options

Type	Key terms	Expiry date

Non-Executive Directors
The options were issued at an exercise price equal to VWAP for the Company’s shares over the 10 trading days immediately before the date of the AGM. The options vest after 12 months and expire 60 months from the date of issue.
Tranche 2: 14 Nov 24

Performance rights - time-based

Type	Key terms	Expiry date

Retention on Employment	Agreements with recruits including vesting after 3 years. Conditional on the achievement of continuing employment.	N/A
LTI grants	42 months for 1 July 2025 (to transition to a calendar year performance period), thereafter 36 months. Conditional on the achievement of continuing employment.	N/A

Performance rights - performance-based

Type	Key terms	Expiry date

LTI grants	42 months for 1 July 2025 (to transition to a calendar year performance period), thereafter 36 months	N/A

The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets:
HSE: Top quartile E, H&S and Community performance (compared to North American Mining Projects)
Construction: Construction delivery compared to schedule at FID
Growth: Measured and indicated LCE resource increased levels by 10% above July 2024 levels
Cost Control: Project spend compared to budget at FID
Share price: INR shareholder return compared to competitors

Unlike producing organisations with established operations that typically aim to deliver performance conditions tied to anticipated revenues, production levels and growth objectives, Ioneer has a single pre-production project with less certainty or control over key deliverables. Providing the Board with the discretion to assess the extent of delivery, the importance/value of the various targets delivered (or not) allows the ability to balance shareholder expectations and KMP reward, motivation and retention.

The Board will employ discretion in assessing Project results and determining the vesting of performance units; below, at or above targets (200%).

ioneer Limited
Notes to the financial statements
31 December 2025

Note 26. Share-based payments (continued)
Key features include:

●	The Board may at its discretion make invitations to or grant awards to eligible persons.
●	Award means an option or a performance right to acquire a Share in the capital of the Company.
●	Eligible Persons include executive directors or executive officers of the Group, employees, contractors or consultants of the Group or any other persons.
●	A participant may not sell or assign awards.
●
Within 30 days after the vesting date in respect of a vested performance right, the Company must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.

●	At any time during the exercise period, a participant may exercise any or all of their vested options by paying the exercise price.

Whilst there are a number of options and performance rights remaining on issue under the terms and conditions of previous schemes, no further options or rights will be issued under these pre-existing schemes which are described below.

Share Option Plan

The Group established a Share Option Plan in 2010 (and reconfirmed it at the 2016 AGM) to assist in the attraction, retention and motivation of KMP and in the retention of key consultants. Key features include:

●	Full or part time employee or consultants of the Group are eligible to participate.
●	Options issued pursuant to the plan will be issued free of charge.
●	Options are time based and there are no performance conditions.
●	Options cannot be transferred and are not quoted on the ASX.
●	Options expire if not exercised 90 days after a participant resigns from the company.
●
The exercise of the options, at grant date, shall be as the directors in their absolute discretion determine, provided the exercise price shall not be less than the weighted average of the last sale price of the Company’s shares on the ASX at the close of business on each of the 5 business days immediately preceding the date on which the directors resolve to grant the options.

●	The directors may limit the total number of options which may be exercised under the plan in any year.

Set out below are summaries of performance rights granted under the plan:

	Number of performance rights	Weighted average exercise price	Number of performance rights	Weighted average exercise price
	31-Dec-25	31-Dec-25	30-Jun-25	30-Jun-25

Outstanding at the beginning of the financial period	63,290,529	$0.24	33,882,163	$0.37
Granted	58,967,942	$0.14	63,081,077	$0.19
Vested	(32,911,441)	$0.23	(30,057,807)	$0.27
Lapsed	(12,681,185)	$0.24	(3,614,904)	$0.47

Outstanding at the end of the financial period	76,665,845	$0.16	63,290,529	$0.24

ioneer Limited
Notes to the financial statements
31 December 2025

Note 26. Share-based payments (continued)
Set out below are summaries of options granted under the plan:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	31-Dec-25	31-Dec-25	30-Jun-25	30-Jun-25

Outstanding at the beginning of the financial period	1,631,615	$0.19	2,938,803	$0.21
Expired	(1,631,615)	$0.19	(1,307,188)	$0.24

Outstanding at the end of the financial period	-		1,631,615

Note 27. Parent entity disclosures

	6 months ended 31-Dec-25	12 months ended 30-Jun-25
Result for the parent entity	$'000	$'000

Loss for the period	(367)	(1,767)
Total comprehensive loss for the period	(367)	(1,767)

	31-Dec-25	30-Jun-25
Financial position of the parent entity	$'000	$'000

Current assets	121,290	117,668
Non-current assets	151,245	151,237

Total assets	272,535	268,905

	31-Dec-25	30-Jun-25
	$'000	$'000

Current liabilities	556	618
Non-current liabilities	139	69

Total liabilities	695	687

Net assets	271,840	268,218

Contributed equity	309,498	302,651
Reserves	(14,041)	(11,184)
Accumulated losses	(23,617)	(23,249)

Total equity	271,840	268,218

Parent entity contingencies and disclosures

Commitments of the Company as at reporting date are disclosed in Note 29 to the financial statements.

Parent entity guarantees in respect of debts of its subsidiaries

No guarantees have been entered into by the Company in relation to the debts of its subsidiaries.

ioneer Limited
Notes to the financial statements
31 December 2025
Note 28. Controlled entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1:

	Principal place of business /	Ownership interest	Ownership interest
Name	Country of incorporation	31-Dec-2025	30-Jun-2025
Ioneer USA Corporation	USA	100%	100%
Ioneer Minerals Corporation	USA	100%	100%
Ioneer Holdings USA Inc.	USA	100%	100%
Ioneer Holdings Nevada Inc.	USA	100%	100%
Gerlach Gold LLC	USA	100%	100%
Paradigm AZ LLC	USA	100%	100%
Ioneer Rhyolite Ridge Holdings LLC	USA	100%	100%
Ioneer Rhyolite Ridge Midco LLC	USA	100%	100%
Ioneer Rhyolite Ridge LLC	USA	100%	100%
Ioneer Canada ULC	Canada	100%	100%

Note 29. Capital and other commitments

	31-Dec-25	30-Jun-25
	$’000	$’000
Payable within one year
Water rights	1,594	1,336
Non-cancellable lease commitments	190	261
Exploration and evaluation expenditure commitments	-	317

	1,784	1,914
Payable after one year but not later than five years
Water rights	5,392	4,971
Non-cancellable lease commitments	163	288
Exploration and evaluation expenditure commitments	-	317

	5,555	5,576
Payable later than five years
Water rights	9,143	9,116
Non-cancellable lease commitments	-	-
Exploration and evaluation expenditure commitments	-	-
	9,143	9,116

Water rights

The Company has secured water rights via exclusive options to enter into long-term leases. In addition, there is an option to purchase these water rights and associated land at any time at the Company’s sole election. This is a discretionary purchase and is excluded from the commitments disclosed above.

ioneer Limited
Notes to the financial statements
31 December 2025

Note 29. Capital and other commitments (continued)
Non-cancellable lease commitments

Included within non-cancellable lease commitments is the lease of a neighbouring property to the Rhyolite Ridge Lithium-Boron Project. The Company has entered an option agreement to purchase this property. The cost of this discretionary purchase is excluded from the commitments disclosed above.

Exploration licence expenditure requirements

In order to maintain the Company’s tenements in good standing with various mines departments and comply with the underlying option agreements, the Company will be required to pay annual claim maintenance fees. It is likely that the granting of new licenses and changes in license areas at renewal or expiry will change the expenditure commitment to the Company from time to time.

Note 30. Contingent assets and liabilities

Settlement of Rhyolite Ridge

The Company has entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

●	Pay Boundary Peak LLC US $3 million, or
●	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US $3 million at a fixed exchange rate of USD $0.75 = AUD $1.00.

As at the date of this report, the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at 31 December 2025.

Note 31. Remuneration of auditors

During the financial period, the following fees were paid or payable for services provided by Ernst & Young, the auditor of the Company:

	31-Dec-25	30-Jun-25
	$	$

Audit services - Ernst & Young
Audit or review of the group financial statements	180,000	261,040
Audit of subsidiaries	132,000	-

Total audit services	312,000	261,040
Note 32. Related party transactions

Parent entity
ioneer Limited is the parent entity.

Non-key management personnel disclosures

The Group has a related party relationship with its controlled entities, refer to Note 28. The Company and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Key management personnel

Disclosures relating to key management personnel are set out in Note 24 and the remuneration report included in the directors' report.

ioneer Limited
Notes to the financial statements
31 December 2025
Note 33. Events after the reporting period

On 5 February 2026, Ioneer announced the issue of 400,000,000 new fully paid ordinary shares at an issue price of A$0.18 (~US$0.13) per share by way of a single-tranche placement for gross proceeds of A$72 million (~US$50 million). The placement was strongly supported by new and existing shareholders and will be used to accelerate the development of Rhyolite Ridge including long lead items and early works, to advance project readiness, fund environmental permitting expenses and commitments, pay other project costs and fund working capital, meet obligations under the closed DOE Loan and for general corporate purposes.

Other than as mentioned above, in the period since 31 December 2025 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

ioneer Limited
Consolidated entity disclosure statement
31 December 2025

Entity name	Entity type	Body corporates Place formed or incorporated	Body corporates % of share capital held	Tax residency Australian or foreign	Tax residency Foreign jurisdiction

Ioneer Limited	Body corporate	Australia	N/A	Australian	N/A
Ioneer Canada ULC	Body corporate	Canada	100	Australian	CAD
Ioneer Holdings USA Inc.	Body corporate	USA	100	Foreign	USA
Ioneer Holdings Nevada Inc.	Body corporate	USA	100	Foreign	USA
Ioneer USA Corporation	Body corporate	USA	100	Foreign	USA
Gerlach Gold LLC	Body corporate	USA	100	Foreign	USA
Ioneer Rhyolite Ridge Holdings LLC	Body corporate	USA	100	Foreign	USA
Ioneer Rhyolite Ridge Midco LLC	Body corporate	USA	100	Foreign	USA
Ioneer Rhyolite Ridge LLC	Body corporate	USA	100	Foreign	USA
Ioneer Minerals Corporation	Body corporate	USA	100	Foreign	USA
Paradigm AZ LLC	Body corporate	USA	100	Foreign	USA

ioneer Limited
Directors' declaration
31 December 2025
In the directors' opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●
the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in Note 1 to the financial statements;

●	the attached financial statements and notes give a true and fair view of the company's financial position as at 31 December 2025 and of its performance for the financial period ended on that date;

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

●	the information disclosed in the attached consolidated entity disclosure statement is true and correct.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

James D Calaway
Executive Chairman

18 March 2026

ioneer Limited
[intentionally omitted]

ioneer Limited
[intentionally omitted]

ioneer Limited
Mineral resource and ore reserves
31 December 2025
Summarised below are the current Mineral Resources and Ore Reserves for the South Basin at Ioneer’s 100%-owned Rhyolite Ridge Lithium Boron Project in Nevada, USA.

Following completion of the DFS program in April 2020, Ioneer released the lithium-boron (searlesite) Mineral Resource & Ore Reserve Estimates. The Mineral Resource Estimate was updated and released in May 2025. A summary of the Mineral Resource & Ore Reserve Estimates is tabulated below. Updated mineral resource and ore reserve estimates were announced to the ASX on 29 October 2025.

Summary of Mineral Resource & Ore Reserve Estimates Rhyolite Ridge Lithium-Boron Project

	Metric Tonnes	Li Grade	B Grade	Equivalent Grade	Equivalent Grade	Equivalent contained tonnes	Equivalent contained tonnes
	(Mt)	(ppm)	(ppm)%		%	Li2CO3 kt	H2BO3 kt

Stream 1 (>5,000 ppm B)
Measured Resource	64.4	1,752	12,669	0.9	7.2	600	4,664
Indicated Resource	87.4	1,551	11,280	0.8	6.5	721	5,636
Inferred Resource	26.9	1,554	11,101	0.8	6.4	222	1,706
Total Stream 1	178.7	1,624	11,754	0.9	6.7	1,544	12,006

Stream 2 (>$16.54/tonne net value cut-off grade, Low Clay)
Measured Resource	74.9	1,198	1,461	0.6	0.8	477	626
Indicated Resource	164.8	1,121	1,445	0.6	0.8	983	1,362
Inferred Resource	69.3	1,161	881	0.6	0.5	428	349
Total Stream 2	308.9	1,149	1,323	0.6	0.8	1,888	2,336

Stream 3 (>1,090 ppm Li, no B COG, high clay)
Measured Resource	19.2	2,201	1,550	1.2	0.9	225	170
Indicated Resource	29.7	2,085	1,164	1.1	0.7	330	198
Inferred Resource	12.1	1,621	579	0.9	0.3	105	40
Total Stream 3	61.1	2,029	1,169	1.1	0.7	659	408

Total Mineral Resource (Streams 1, 2 and 3)	548.3	1,401	4,702	0.8	2.7	4,092	14,750

Ore Reserve
Proved Reserve	91.6	1,575	6,460	0.8	3.7	768	3,384
Probable Reserve	173.9	1,373	4,401	0.7	2.5	1,271	4,377
Total Proved and Probable Ore Reserve	265.5	1,443	5,112	0.8	2.9	2,039	7,761

Note: Totals may not add due to rounding. Mineral Resources reported on a dry in-situ basis. Mineral Resources are reported inclusive of Ore Reserves.

The October 2025 Mineral Resource is estimated to contain:

●	548.6mt at 1,401ppm lithium (equivalent to 0.8% lithium carbonate) and 4,701ppm boron (equivalent to 2.7% boric acid).
●	4.1mt of equivalent lithium carbonate and 14.8mt of equivalent boric acid.

ioneer Limited
Mineral resource and ore reserves
31 December 2025
Mineral Resources are reported in accordance with the Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Reserves Committee Code – JORC 2012 Edition).

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations, approved by the BLM in October 2024, has no direct impact on Tiehm’s buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the October 2025 Mineral Resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the October 2025 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

Reserves are estimates of the amount of product that can be economically and legally extracted, processed and sold from the Group's properties under current and foreseeable economic conditions. The Group determines and reports reserves under the standards incorporated in the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the JORC code).

The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore to be determined by analysing geological data. This process may require complex and difficult judgements to interpret the data, Additional information about the Group's Reserves and Resources is set out in the 'Other Information' section.

The 2025 Ore Reserve is estimated to contain 265.5mt at 1,443ppm lithium (equivalent to 0.8% lithium carbonate) and 5,112ppm boron (equivalent to 2.9% boric acid), containing 2.0mt of equivalent lithium carbonate and 7.8mt of equivalent boric acid.

The Ore Reserves are based exclusively on HiB-Li mineralisation. The Mineral Resources are reported inclusive of the Ore Reserves. The changes to the previous ore reserve estimate primarily relate to:

●	inclusion of low-boron lithium mineralisation in the Ore Reserve estimate for the first time,
●	additional drilling completed,
●	avoidance of Tiehm's buckwheat and Cave Springs in the mine plan, and
●	additional ore streams to process plant.

The 266mt Ore Reserve provides the foundation for a very long mine life at the Rhyolite Ridge Project, with clear potential for expansion and extension further underpinned by the 549mt Mineral Resource.

Competent Persons Statement

The information in this report that relates to the October 2025 Mineral Resource estimate is based on information compiled by Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr. Welhener is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates. Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. Welhener consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

ioneer Limited
Mineral resource and ore reserves
31 December 2025
The information in this report that relates to the October 2025 Ore Reserve estimate is based on information compiled by Joseph McNaughton, a Competent Person who is a certified Professional Engineer (‘PE’) in the US and is a registered professional engineer in the State of Arizona. Mr. McNaughton is a full-time employee of Independent Mining Consultants, Inc. (IMC) and is independent of Ioneer and its affiliates. Mr. McNaughton has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. McNaughton consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

ioneer Limited
Glossary and abbreviations
31 December 2025
B	Boron
Carbonate minerals	Calcite and dolomite
DFS	Definitive Feasibility Study
H2BO3	Boric acid
GSC	Global Geoscience Limited
INR	Ioneer Limited
K-feldspar	Potassium feldspar
km	Kilometre
kt	Kilotonne
K2SO4	Potassium sulphate
Li	Lithium
Li2BO3	Lithium carbonate
LCE	Lithium carbonate equivalent
mt	Million tonnes
Mt	Metric tonnes
PFS	Pre-Feasibility Study
ppm	parts per million
Searlesite	Sodium borosilicate mineral
Sepiolite	Magnesium silicate
BLM	Bureau of Land Management
FWS	US Fish and Wildlife Service
ROD	Record of Decision
FID	Final Investment Decision

ioneer Limited
Schedule of tenements
31 December 2025
Project	Country	Tenement ID	Tenement Name	Area (km2)	Interest as at 31-Dec-25	Interest as at 28-Feb-26	Note

Beacon Hill	USA	NMC118666	NLB claims (160)	12.80	100%	100%	No change
Beacon Hill	USA	NV106310781	NLB claims (41)	3.30	100%	100%	No change
Rhyolite Ridge	USA	NMC1117360	SLB claims (199)	15.90	100%	100%	No change
Rhyolite Ridge	USA	NV105809159	SLB claims (18)	1.40	100%	100%	No change
Rhyolite Ridge	USA	NMC1171536	SLM claims (122)	9.60	100%	100%	No change
Rhyolite Ridge	USA	NMC1179516	RR claims (65)	4.80	100%	100%	No change
Rhyolite Ridge	USA	NV105810398	RR claims (14)	1.10	100%	100%	No change
Beacon Hill	USA	NMC1129523	BH claims (81)	6.00	100%	100%	No change
Rhyolite Ridge	USA	NV105272779	RMS mill sites (23)	0.50	100%	100%	No change
Rhyolite Ridge	USA	NV106354216	RMS mill sites (325)	6.50	100%	100%	No change
Rhyolite Ridge	USA	NMC1147932	SLP claims (120)	9.60	100%	100%	No change
Rhyolite Ridge	USA	NV105272053	PR claims (11)	0.90	100%	100%	No change
Sarcobatus Basin	USA	NV106735396	COB claims (231)	18.50	100%	100%	No change

ioneer Limited
Shareholder information
31 December 2025
The shareholder information set out below was applicable as at 3 March 2026 (per ASX Listing Rule 4.10).

Issued capital
The Company has 3,074,633,957 fully paid shares on issue.

Options and performance rights on issue including holders of more than 20%
The Company has on issue zero options and 76,665,845 performance rights.
There are no holders of options or performance rights more than 20%.
There are no listed options or performance rights.

ASX listing
Listed on the Australian Securities Exchange
19 December 2007
ASX Code: INR (previously GSC)
ABN: 76 098 564 606

Nasdaq listing
Listed on the Nasdaq Securities Exchange, under a level two American Depositary Receipt
30 June 2022
Nasdaq Code: IONR

Distribution of equitable securities
Analysis of number of equitable security holders by size of holding:

	Holders	Total Units	%

1 to 1,000	699	435,089	0.01%
1,001 to 5,000	3,279	9,615,845	0.32%
5,001 to 10,000	1,958	15,627,105	0.52%
10,001 to 100,000	5,456	210,406,116	6.94%
100,001 and over	1,875	2,797,029,490	92.22%

	13,267	3,033,113,645

ioneer Limited
Shareholder information
31 December 2025
Twenty largest quoted equity security holders
The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
		% of total
		shares
	Number held	issued

Citicorp Nominees Pty Ltd	699,499,580	22.75
HSBC Custody Nominees (Australia) Limited	436,280,541	14.19
J P Morgan Nominees Australia Pty Limited	163,102,292	5.30
Merrill Lynch (Australia) Nominees Pty Ltd	85,788,098	2.79
BNP Paribas Nominees Pty Ltd (IB AU Noms Retail Client)	61,391,603	2.00
Lithium Investors America LLC	56,268,106	1.83
HSBC Custody Nominees (Australia) Limited – A/C 2	45,977,982	1.50
Mopti Pty Ltd (The Rowe Family A/C)	36,690,902	1.19
Versatile Money Pty Ltd (Versatile Money A/C)	33,925,169	1.10
UBS Nominees Pty Ltd	32,964,987	1.07
FNL Investments Pty Ltd	28,950,000	0.94
Warbont Nominees Pty Ltd (Unpaid Entrepot A/C)	27,250,524	0.89
FNL Investments Pty Ltd (Superannuation Plan A/C)	24,000,000	0.78
Kolley Pty Ltd (Lucas Family A/C)	20,998,889	0.68
Howarth Commercial Pty Ltd	20,619,999	0.67
BNP Paribas Nominees Pty Ltd (HUB24 Custodial Serv Ltd)	20,068,000	0.65
Quality Life Pty Ltd (The Viking Fund A/C)	19,524,590	0.64
Quality Life Pty Ltd (The Neill Family A/C)	18,850,000	0.61
BNP Paribas Nominees Pty Ltd (Clearstream)	18,805,370	0.61
Bond Street Custodians Limited (Laman - D05019 A/C)	15,500,000	0.50

	1,866,456,632	60.69

Unmarketable parcels

	Minimum parcel size	Holders

Minimum $500 parcel at $0.1350 per unit	5,269,470	2,903

Substantial holders
Substantial holders in the company are set out below:

	Ordinary shares
		% of total
		shares
	Number held	issued

Centaurus	377,352,433	12.27
Bank of New York Mellon Corporation	215,126,010	7.00

Voting rights
There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be that fraction of one vote which the amount paid up bears to the total issued price thereof. Options and performance rights holders have no voting rights until the options are exercised or performance rights vest.

On-market buy-back
There is no current on-market buy-back.

ioneer Limited
Corporate directory
31 December 2025
Company Secretary

Olga Smejkalova

Directors

James D. Calaway	Executive Chair
Bernard Rowe	Managing Director
Alan Davies	Non-executive Director
Rose McKinney-James	Non-executive Director
Margaret R. Walker	Non-executive Director
Timothy Woodall	Non-executive Director

Auditor

Ernst & Young
200 George Street
Sydney NSW 2000

Offices

Sydney (Registered Office)
Level 16, 213 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 (2) 9922-5800
Website: www.ioneer.com
Email: info@ioneer.com

Reno
9460 Double R Blvd.
Suite 200
Reno Nevada 89521
United States of America

Share Registrar

Boardroom Pty Limited
Level 8, 210 George Street
Sydney NSW 2000
Telephone: 1300 737 760